    Contents

Chairman’s Letter	3

Board of Directors & Officers	6

Board Committees	7

Financial Highlights	9

Forward-Looking Information	11

Growth Charts	14

Information on the Company	13

Business Overview	13

Our Fleet	18

Our Newbuildings Under Construction	20

Fleet Deployment	21

Operations & Ship Management	21

Map of Operations	22

Operating, Financial Review & Prospects	24

Financial Analys is 2006 vs. 2005	29

Financial Analys is 2005 vs. 2004	32

Liquidity & Capital Resources	35

General Market Overview World Oil Demand / Supply & Trade	39

Financial Statements	F pages

TEN’s Fleet	46

TEN’s Fleet under construction	47

Shareholder Information	48

TEN LTD    |    ANNUAL REPORT AND ACCOUNTS 2006    |    2••3

    Chairman’s Letter

April 2, 2007

Dear Fellow Shareowner:

2006 marked the thirteenth full year of operations for Tsakos Energy Navigation (TEN). Lucky 13! The Company generated record profits, distributed record dividends, added record tonnage, reduced the average age of the fleet and cemented key strategic alliances. The foundation blocks of strong client relationships, a young and growing fleet, strategic focus, a proven business plan, and solid implementation have prepared TEN for its future success.

HIGHLIGHTS OF 2006

•	Record profits of $196.4 million up 21.4%.

•	Record earnings per share of $10.30 (basic) versus $8.18 in 2005.

•	Declared cash dividends of $2.75 attributable to fiscal 2006 as compared with $2.10 per share for fiscal 2005.

•	Expanded the fleet by 17 vessels through the consolidation of two fleets and new building deliveries.

•	Resulting fleet net of dispositions stands at 53 vessels including 13 new buildings scheduled for delivery through the first quarter of 2010 (7 in 2007; 2 in 2008; 3 in 2009; and 1 in 2010).

•	Attained leadership status in the ice-class arena with 23 ships.

•	Developed a balanced fleet (including the new building orders) comprised of 28 crude carriers, 24 product carriers, and one LNG transporter.

•	Consummation of two strategic alliances with the state oil companies of Ecuador (FLOPEC) and Finland (NESTE OIL).

•	Maintained a balanced employment policy with 76% of currently available capacity in 2007 under contract and 60% of capacity booked for 2008.

TANKER INDUSTRY CHALLENGES

Evolution in the definition of acceptable and desirable tanker tonnage continues at an accelerated pace. This not only includes the insistence on double-hulled ships, but also a rising standard for on-board and shore based management. The overall vetting process is both more comprehensive and more frequent. A related challenge is the growing demand for highly qualified seafarers at a time when that population is stagnant or even shrinking.

The competition for the best available personnel will surely intensify with related compensation pressures. At the same time, the push for cleaner bunkers as well as near record petroleum prices present a serious cost adjustment. Other cost challenges include rising insurance premiums, corporate governance and compliance demands and increasingly complex regulatory procedures. The cost of capital goods equipment (ships) is in a sharp upward trend and higher interest rates could compound the carrying costs of these investments. As if these many and varied pressures were not enough we are also likely to be further burdened by a sinking U.S. dollar. Virtually all revenues are dollar denominated while an important and growing portion of expenses are non-dollar based. The challenges of expense management while maintaining quality of service will be a crucial focus in the years ahead. Optimal scale can help but productivity gains will be essential.

Longer term these challenges will accelerate consolidation in a still fragmented industry. TEN believes this will benefit the tanker industry, your company, and the clients it serves.

OUTLOOK FOR 2007

The world economy continues to grow at a historically strong pace. The U.S.A continues to be a major locomotive for many export dependent economies. However, strains arising from various past excesses and imbalances have moderated the rate of growth. At the same time interest rates are somewhat higher than levels of recent years reflecting reluctance on the part of the monetary authorities to encourage higher inflation. Meantime Europe has maintained moderate but suitable growth. Japan is on a much firmer footing after years of economic stagnation. Oil producers on the back of strong pricing power have reemerged as major infrastructure investors and affluent consumers. Other raw material producers are enjoying similar prosperity. The mega - populous nations - China and India are growing dynamically with a large appetite for capital investments as well as consumerism. At the same time financial liquidity is abundant. In such a Goldilocks environment one must ask; what can go wrong?

Certainly geopolitical strains have explosive risks. The potential of a spike in inflation could arise from the dramatic increase in raw material pricing. The twin deficits of the U.S.A, the lack of savings by consumers against that backdrop and the reversal in residential real estate values could produce serious consequences. Protectionism could retard the growth in world trade. Certainly respect for risks is warranted, but on balance the most likely outcome is a continuation of world prosperity. Against this backdrop the world’s thirst for petroleum products will continue unabated. Undoubtedly consumption will be influenced by the very high price of oil and environmental concerns. Nevertheless the general expectation calls for an increase of 1.8% in 2007. The advanced economies will experience very modest increases, but the developing economies of China, India, Brazil, and the Pacific Rim are in a super growth phase.

The impact on demand for ocean transportation will be complex and generally positive. The biggest consumers of petroleum products are importers who are distant from the sources of production. Geopolitical strategies have also altered conventional oil trade routes to the benefit of transport companies. Re-export of refined products is a rapidly growing element of transport demand. The combination of these diverse influences has and will continue to drive ton/miles growth at a somewhat faster rate than basic consumption growth.

This phenomenon helps explain the ability of the market to absorb the significant increase in petroleum transport capacity without seriously depressing charter rates as a result of supply/demand imbalance. A related market development is the significant appetite for intermediate and longer term charters for high quality tonnage. Market observers note such demand has not been evident for many many years.

The tanker industry has enjoyed four consecutive years of general prosperity. 2007 will present significant challenges. As noted earlier, cost pressures will require skilled management responses. At the same time not all charter markets will move in the same direction at the same time, but profits on balance should represent the fifth consecutive year of acceptable results.

TEN’S PROSPECTS

TEN’s longer term prospects are very bright. Planned expansion will help to temper the growing burden of overhead costs. The strategy of developing a fleet of sister ships groupings will contribute to productivity and quality of service. The leadership position in ice class capability will provide an edge in this rapidly growing segment. The newly introduced “DNA” Aframax will open opportunities to excel in certain trade routes with restricted capacity ports. The youth of the fleet and the policy of onboard maintenance should sustain the excellent fleet utilization experience.

Observations in past letters continue to apply, TEN is very strongly positioned to compete in the forthcoming environment. The human strengths of the commercial and technical managers within the Tsakos Group are invaluable. They bring strong customer ties and well over three decades of operating experience into the mix. Very importantly they bring a large pool of mature and skilled seafarers to the fore. The business model has proven its merit and is very suited to the future environment. The essence of the model is balance.

TEN has a balanced fleet designed to serve the breadth of our clients requirements. The employment strategy is balanced providing a solid floor of revenue while at the same time creating head room to significantly benefit from strong freight markets. This approach has produced consistent profitability and strong secular growth through three

TEN LTD    |    ANNUAL REPORT AND ACCOUNTS 2006    |    4••5

shipping cycles in the last thirteen years. Risk management has tempered financing cost volatility and more recently hedging of bunker costs has been reemphasized. Highly fortuitous timing of new building orders has also built shareholder value. Both strategic and opportunistic asset sales have generated $130 million of profits during the last three years. This activity is projected to provide significant future contributions to profits and net worth.

Net asset value, which theoretically represents the liquidation value of an enterprise, has appreciated significantly in recent years. Newbuilding contract prices have risen sharply reflecting the supportive charter rate environment, sharply higher costs for materials and components, as well as the generally tight supply of available berths. This dearth of nearby order slots has provided shipyards with strong pricing power and been highly supportive of prices for existing modern tonnage. Based on guidance from independent shipbrokers, TEN estimates that the resale values of its 38 existing owned ships, plus the excess market values of its two chartered-in suezmaxes over the price of their purchase options, and the resale values of the new building purchase contract prices exceed their year-end 2006 book values by in excess of $850 million. The resulting financial strength of your company is even stronger than that reflected in the accounting statements.

ANNUAL GENERAL MEETING

The shareowners’ Annual General Meeting (AGM) will be held in Athens, Greece on May 31st. The key proposals include the election of three directors and the appointment of auditors for the current fiscal year. As we have often emphasized, sound corporate governance begins with constructive shareholder involvement. Your participation in the AGM by proxy or preferably in person is an essential first step.

On behalf of the entire Board of Directors and presumably all shareowners it is my pleasure to congratulate and thank our management for an outstanding performance throughout the thirteen year history of our company. The results of 2006 were exceptional. TEN is now stronger than ever. The equities market has been slow to confirm these accomplishments as witness the large discount from NAV, the minimal price earnings ratio, and the well above market average yield. Nevertheless shareowners of TEN have been highly rewarded for their confidence and loyalty. The total return to owners who participated in the IPO at the time of the listing on the NYSE in early March, 2002, has been an IRR of 34.35%. This compares with a total return of 5.96% per annum from a parallel investment in the Standard & Poor’s Index of 500 stocks. Management is dedicated to building shareowner value.

Yours sincerely,

D.John Stavropoulos Chairman of the Board

    Board of Directors & Officers

D. JOHN STAVROPOULOS

CHAIRMAN

Mr. Stavropoulos served as Executive Vice President and Chief Credit Officer of The First National Bank of Chicago and its parent, First Chicago Corporation, before retiring in 1990 after 33 years with the bank. He chaired the bank’s Credit Strategy Committee, Country Risk Management Council and Economic Council. His memberships in professional societies have included Robert Morris Associates (national director), the Association of Reserve City Bankers and the Financial Analysts Federation. Mr. Stavropoulos was appointed by President George H.W. Bush to serve for life on the Presidential Credit Standards Advisory Committee. Mr. Stavropoulos was a director of CIPSCO from 1979 to 1992, an instructor of Economics and Finance at Northwestern University from 1962 to 1968, serves as a life member on the Alumni Advisory Board of the Kellogg School of Management and is a Chartered Financial Analyst.

MICHAEL G. JOLLIFFE

DEPUTY CHAIRMAN

Mr. Jolliffe is Chairman of Wigham-Richardson Shipbrokers Ltd, one of the oldest established shipbroking companies in the City of London, and of Shipping Spares Repairs and Supplies Ltd, an agency company based in Piraeus, Greece. Additionally, Mr. Jolliffe is the President of Eurotrans Hermes Hellas SA, the Greek agent for various manufacturers of trams, buses and trains. Mr. Jolliffe is also the Joint President of Hanjin Eurobulk Ltd, a joint venture between Hanjin Shipping Co. Ltd of Seoul, Korea and Wigham-Richardson Shipbrokers Ltd. Mr. Jolliffe is Deputy Chairman of Lannet, a telephone company quoted on the Athens Stock Exchange. He is also Chairman of StealthGas Inc, a shipping company with a fleet of LPG ships quoted on the Nasdaq Global Market.

TORBEN JANHOLT

DIRECTOR

Mr. Janholt has been President and Chief Executive Officer of J. Lauritzen A/S, a major Danish ship-owning and trading company, since 1998. Between 1995 and 1998 he was Director OTS of the United Nations World Food Programme based in Rome. In 1992, he took a position as director with the Armada A/S shipping group. Prior to 1992, Mr. Janholt held various senior positions within the Lauritzen Group, including Managing Director of Lauritzen Naval Madrid from 1990 to 1992 and Senior Vice President of J. Lauritzen USA Inc. New York from 1982 to 1989. Mr. Janholt is either Chairman or a board member for various companies in the J.Lauritzen Group and Chairman of the Danish Shipowners Association. Mr. Janholt is also a member of the executive committee of the International Chamber of Shipping and a member of the Board of the European Community Shipowners Association.

WILLIAM A. O’ NEIL

DIRECTOR

Mr. O’Neil is Secretary-General Emeritus of the International Maritime Organization, the United Nations agency concerned with maritime safety and the prevention of pollution from ships. He was first elected Secretary-General of the IMO in 1990 and was re-elected four times, remaining Secretary-General until the end of 2003. Mr. O’Neil has served in various positions with the Canadian Federal Department of Transport and subsequently held senior positions during the construction and operation of the St. Lawrence Seaway Authority. He was appointed the first Commissioner of the Canadian Coast Guard where he served from 1975 until 1980 and then became President and Chief Executive Officer of the St. Lawrence Seaway Authority for ten years. Mr. O’Neil originally represented Canada in 1972 at the IMO Council, later becoming Chairman of the IMO Council in 1980. In 1991, he became Chancellor of the World Maritime University, Malmo, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. Mr. O’Neil is the immediate Past President of the Institute of Chartered Shipbrokers and was appointed President of Videotel Marine International, both of which are engaged in the training of seafarers. He is a fellow of the Royal Academy of Engineering and the Chairman of the Advisory Board of the Panama Canal Authority.

PETER NICHOLSON

DIRECTOR

Mr. Nicholson is trained as a naval architect and spent the majority of his professional career with Camper & Nicholson Limited, the world-famous yacht builder. He became Managing Director of the firm and later, Chairman. When Camper & Nicholson merged with Crest Securities to form Crest Nicholson Plc in 1972, Mr. Nicholson became an executive director, a role he held until 1988 when he became a non-executive in order to pursue a wider range of business interests. Since that time, he has been a non-executive director of Lloyds TSB Group Plc (from 1990 to 2000) and Chairman of Carisbrooke Shipping Plc (from 1990-1999). He was a director of various companies in the Marsh Group of insurance brokers and remained a consultant to the company until recently. He has served on the boards of a variety of small companies, has been active in the administration of the United Kingdom marine industry and is a trustee of the British Marine Federation. He is a Younger Brother of Trinity House. He was Chairman of the Royal National Lifeboat Institution from 2000 to 2004 and is a former trustee of the International Lifeboat Federation.

FRANCIS T. NUSSPICKEL

DIRECTOR

Mr. Nusspickel is a retired partner of Arthur Andersen LLP with 35 years of public accounting experience. He served as a member of Arthur Andersen’s Transportation Industry Group and worldwide Industry Head for the Ocean Shipping segment. His responsibilities included projects for mergers and acquisitions, fraud investigations, arbitrations and debt and equity offerings. He was President of the New York State Society of Certified Public Accountants from 1996 to 1997, a member of the AICPA Council from 1992 to 1998, and is presently Chairman of the Professional Ethics Committee of the New York State Society of Certified Public Accountants. Mr. Nusspickel is also a Director of Symmetry Medical Inc., a New York Stock Exchange listed medical device manufacturer.

ARISTIDES A.N. PATRINOS

DIRECTOR

Dr. Patrinos has been instrumental in advancing the scientific and policy framework underpinning key governmental energy and environmental initiatives. Dr. Patrinos is President of Synthetic Genomics, Inc., a privately-held company dedicated to developing and commercializing clean and sustainable biofuels that alleviate our dependence on petroleum, enable carbon sequestration and reduce greenhouse gases. Dr. Patrinos joined Synthetic Genomics from the U.S. Department of Energy’s Office of Science. There he served as associate director of the Office of Biological and Environmental Research, overseeing the department’s research activities in human and microbial genome research, structural biology, nuclear medicine, and global environmental change. Dr. Patrinos played an historic role in the Human Genome Project, the founding of the DOE Joint Genome Institute and the design and launch of the DOE’s Genomes to Life Program, a research program dedicated to developing technologies to use microbes for innovative solutions to energy and environmental challenges. Dr. Patrinos is a Fellow of the American Association for the Advancement of Science and of the American Meteorological Society, and a Member of the American Geophysical Union, the American Society of Mechanical Engineers, and the Greek Technical Society. He is the recipient of numerous awards and honorary degrees, including three Presidential Rank Awards and two Secretary of Energy Gold Medals, as well as an honorary doctorate from the National Technical University of Athens. A native of Greece, Dr. Patrinos received his undergraduate degree from the National Technical University of Athens, and a Ph.D. in mechanical engineering and astronautical sciences from Northwestern University.

TEN LTD    |    ANNUAL REPORT AND ACCOUNTS 2006    |    6••7

NIKOLAS P. TSAKOS

PRESIDENT

Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. Mr. Tsakos is the sole shareholder of Tsakos Energy Management. He has been involved in ship management since 1981 and has seafaring experience of 36 months. He is the former President of the Hellenic Marine Environment Protection Agency (HELMEPA). Mr. Tsakos is a member of the council of the Independent Tanker Owners Association (INTERTANKO), a board member of the UK P&l Club, a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV). He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from the City University Business School, London in 1987. Mr. Tsakos served as an officer in the Hellenic Navy in 1988.

GEORGE V. SAROGLOU

CHIEF OPERATING OFFICER

Mr. Saroglou has been Chief Operating Officer of the Company since 1996. Mr. Saroglou is a shareholder and director of Pansystems S.A., a leading Greek information technology systems integrator, where he also worked from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of the Tsakos Group. He graduated from McGill University in Canada in 1987 with a Bachelors Degree in Science (Mathematics).

PAUL DURHAM

CHIEF FINANCIAL OFFICER

Mr. Durham joined the Tsakos Group in 1999 and has served as our Chief Financial Officer and Chief Accounting Officer since June 2000. Mr. Durham is a United Kingdom Chartered Accountant. From 1989 through 1998, Mr. Durham was employed with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their United Kingdom food divisions. Mr. Durham worked with Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983.

VLADIMIR JADRO

CHIEF MARINE OFFICER

Mr. Jadro joined Tsakos Energy Navigation Limited in February 2006. He was appointed Chief Marine Officer of the Company in June 2006. Mr. Jadro has been employed by Exxon/ExxonMobil Corp. from 1980 until 2004 in various technical/operation positions including: operation, repairs, new building construction and projects of the marine department of the Company, in charge of various tankers and gas carriers from 28,000 dwt to 409,00dwt. From 1978 until 1980 he was employed by Bethlehem steel shipyard in charge of machinery repairs/dry dockings and steel renewals supervising a crew of 35 to 185 employees. From 1967 until 1997 he was employed on various tankers starting from third engineer advancing to the rank of Chief Engineer.

    Board Committees

AUDIT COMMITTEE

Francis T. Nusspickel - Chairman

Peter Nicholson

D. John Stavropoulos

Michael G. Jolliffe

CHARTERING COMMITTEE

Nikolas P. Tsakos - Chairman

D. John Stavropoulos

George V. Saroglou

CAPITAL MARKETS COMMITTEE

Michael G. Jolliffe - Chairman

D. John Stavropoulos

Nikolas P. Tsakos

RISK COMMITTEE

D. John Stavropoulos - Chairman

Peter Nicholson

Nikolas P. Tsakos

Paul Durham

CORPORATE GOVERNANCE,

NOMINATING/COMPENSATION COMMITTEE

Peter Nicholson - Chairman

D. John Stavropoulos

Michael G. Jolliffe

William A. O’ Neil

Torben Janholt

Francis T. Nusspickel

Aristides A.N. Patrinos

Tanker Company of the Year 2006 Lloyd’s List Greek Shipping Awards

TEN LTD    |    ANNUAL REPORT AND ACCOUNTS 2006    |    8••9

Financial Highlights	(Expressed in thousands of US Dollars – except share data)

	2006	2005	2004
VOYAGE REVENUES, NET OF COMMISSIONS	412,213	284,019	305,213
OPERATING INCOME	205,246	154,765	145,463
NET INCOME	196,404	161,755	143,290
EARNINGS PER SHARE (BASIC)	10.30	8.18	7.53
EARNINGS PER SHARE (DILUTED)	10.30	8.17	7.51
WEIGHTED AVERAGE OUTSTANDING SHARES (BASIC)	19,063,846	19,772,270	19,034,727
WEIGHTED AVERAGE OUTSTANDING SHARES (DILUTED)	19,070,526	19,786,846	19,080,975
At Year-End:
TOTAL ASSETS	1,969,875	1,089,174	938,969
TOTAL LIABILITIES	1,214,602	481,988	419,448
STOCKHOLDERS’ EQUITY	755,273	607,186	519,521
OUTSTANDING SHARES	19,039,871	19,177,195	20,175,536
STOCKHOLDERS’ EQUITY PER SHARE OF COMMON STOCK	39.67	31.66	25.75
SHARE PRICE	45.90	36.67	35.79
NUMBER OF VESSELS	37	25	26
TOTAL DWT	4,180,827	2,924,944	2,812,655
AVERAGE DEADWEIGHT AGE OF VESSELS	5.9	6.3	7.5

TEN LTD    |    ANNUAL REPORT AND ACCOUNTS 2006    |    10••11

Forward-Looking Information

This Annual Report contains forward-looking statements based on beliefs of our management.

Any statements contained in this Annual Report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events, including:

•	general economic and business conditions;

•	global and regional political conditions;

•	acts of terrorism and other hostilities;

•	availability of and demand for crude oil and petroleum products;

•	demand for crude oil and petroleum product substitutes;

•	actions taken by OPEC and major oil producers and refiners;

•	competition in the marine transportation industry;

•	developments in international trade;

•	international trade sanctions;

•	changes in seaborne and other transportation patterns;

•	our ability to find new charters for our vessels at attractive rates;

•	capital expenditures;

•	meeting our requirements with customers;

•	tanker supply and demand;

•	regulations;

•	interest rate movements; and

•	foreign exchange

The words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully in the Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

We caution readers of this Annual Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

TEN’s 5th Anniversary at NYSE, March 22, 2007

TEN LTD    |    ANNUAL REPORT AND ACCOUNTS 2006    |    12••13

     Information on the Company

Tsakos Energy Navigation is a leading provider of international seaborne crude oil and petroleum product transportation services. It was incorporated in 1993 as an exempted company under the laws of Bermuda under the name Maritime Investment Fund Limited. In 1996, Maritime Investment Fund Limited was renamed MIF Limited. Our common shares were listed in 1993 on the Oslo Stock Exchange (OSE) and the Bermuda Stock Exchange although we delisted from the OSE in March 2005 due to limited trading. The Company’s shares are no longer actively traded on the Bermuda exchange. In July 2001, the Company’s name was changed to Tsakos Energy Navigation to enhance our brand recognition in the tanker industry, particularly among charterers. In March 2002, the Company completed an initial public offering of the common shares in the United States and the common shares began trading on the New York Stock Exchange under the ticker TNP. Since incorporation, the Company has owned and operated 53 vessels and have sold 17 vessels (of which 3 have been chartered back).

     Business Overview

Tsakos Energy Navigation owns a fleet of modern tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. We believe that we have established a reputation as a safe, cost efficient operator of modern and well-maintained tankers. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, has contributed to our ability to attract leading charterers as customers and to our success in obtaining charter renewals.

Our technical management is undertaken, by Tsakos Shipping and Trading (“Tsakos Shipping”, part of the Tsakos Group) one of the world’s largest independent tanker managers, based on the number of tankers under management. The Tsakos Group is a group of private companies controlled by members of the Tsakos family and is primarily involved in the management of ships.

Tsakos Shipping is one of the world’s largest independent tanker managers with a total of 64 operating vessels under management (with a further 21 to be delivered, 13 of which are vessels under construction for Tsakos Energy Navigation, as of March 31, 2007). This enables Tsakos Shipping to achieve significant economies of scale when procuring supplies and underwriting insurance. These economies of scale, as well as Tsakos Shipping’s ability to spread their operating costs over a larger vessel base, have resulted in cost savings to us.

Tsakos Shipping’s established operations have allowed us to manage the growth of our fleet without having to integrate additional resources. The size of our operating fleet increased from 231,103 dwt at inception to approximately 4.5 million dwt at March 31, 2007 (including two chartered-in vessels) with no significant adverse impact on the organization.

We have access to Tsakos Shipping’s network of offices around the world and a pool of approximately 3,000 seafarers, which is supported by Tsakos Shipping’s sponsorship of two naval academies in the Philippines and a Tsakos Shipping manning office in Odessa, Ukraine.

As of March 31, 2007, our fleet consisted of 40 vessels (including two chartered-in vessels) of which three are VLCC tankers, nine are suezmax tankers, eleven are aframax tankers (including three LR2 aframax product carriers), five are panamax tankers, six are handymax MR2 product carriers, five are handysize MR1 product carriers and one is a liquified natural gas (LNG) carrier. Nineteen of the operating vessels are of ice-class specification. This fleet diversity, which includes a number of sister ships, provides us with the opportunity to be one of the more versatile operators in the market. Current fleet totals approximately 4.5 million dwt, all of which is double-hulled. This compares favorably to the worldwide average of 27% single-hulled dwt as of March 31, 2007. As of March 31, 2007 the average age of the tankers in our current operating fleet was 5.4 years, compared with the industry average of 11.1 years.

    Growth Charts

The 1993-1999 financial data is in accordance with International Accounting Standards (IAS) while 2000-2006 is in accordance with US Generally Accepted Accounting Principles (US GAAP)

Data adjusted to reflect bonus share distributions of: 5.0% in June 1995, 2.5% in June 1996, 2.0% in June 1997, 2.2% in June 1998.	* For 101 days of operation only. ** Includes capital gains from the sale of vessels. *** Includes a non-cash charge for the value impairment of two vessels totalling $10.8 million.

Based on Shareholders’ Equity at beginning of the year.

TEN LTD    |    ANNUAL REPORT AND ACCOUNTS 2006    |    14••15

* Oslo Stock Exchange IPO September 1993. ** Secondary Equity offering December 1996. *** New York Stock Exchange IPO March 2002. ****Secondary Equity offering May 2004.

* For 101 days of operation only. ** Represents only the seven vessels that operated for the full year, and excludes the four vessels added in late December 1996.

TEN LTD    |    ANNUAL REPORT AND ACCOUNTS 2006    |    16••17

In addition to the vessels currently operating in our fleet, we are building an additional 13 vessels. In the first quarter of 2007, the Company took delivery of one 1A ice-class suezmax tanker the Arctic, one handysize 1A ice class product carrier the Andromeda, one DNA design aframax tanker the Izumo Princess and it took delivery of its first LNG vessel the Neo Energy. Also the Company re-purchased the aframax tanker Olympia which had been sold in 1999 as part of a sale and leaseback transaction. Furthermore the Company sold its 1989 1C ice-class panamax tanker Bregen. During the remainder of 2007 the Company expects to take delivery of one 1A ice-class suezmax tanker, one aframax tanker of DNA design, two LR1 panamax product carriers, one 1A ice-class MR1 handysize product carrier and two 1B ice-class handysize MR1 product carriers. In 2008, the Company expects delivery of a further two aframax tankers of DNA design. In 2009 and 2010, the Company expects to take delivery of a further four aframax tankers of DNA design. The resulting fleet (assuming no sales) would comprise 53 vessels with 5.7 million dwt, which will include 5 vessels built between 1990 and 1997 of 0.8 million dwt.

We believe the following factors distinguish us from other public tanker companies:

•

MODERN, HIGH-QUALITY, FLEET. We own a fleet of modern, high-quality tankers that are designed for enhanced safety and low operating costs. Since inception, we have committed to investments of almost $3.1 billion, including investments of approximately $2.3 billion in newbuilding constructions, in order to maintain and improve the quality of our fleet. We believe that increasingly stringent environmental regulations and heightened concerns about liability for oil pollution have contributed to a significant demand for our vessels by leading oil companies, oil traders and major government oil entities. Tsakos Shipping, the technical manager of our fleet, has received ISO 14001 certification, based in part upon audits conducted on our vessels.

•

DIVERSIFIED FLEET. Our diversified fleet, which includes VLCC, suezmax, aframax, panamax, handymax and handysize tankers, as well as one LNG carrier, allows us to better serve our customers’ international crude oil and petroleum product transportation needs. We have also committed a sizable part of our newbuilding and acquisition program to ice-class vessels. By March 31, 2007 we had 19 ice-class vessels, and we expect delivery of a further four in the remaining period of 2007. Additionally, we have entered the LNG market with the delivery of our first LNG carrier in the first quarter of 2007.

•

STABILITY THROUGHOUT INDUSTRY CYCLES. Historically, we have employed a high percentage of our fleet on long and medium-term employment with fixed rates or minimum rates plus profit sharing agreements. We believe this approach has resulted in high utilization rates for our vessels. At the same time, we maintain flexibility in our chartering policy, to allow us to take advantage of favorable rate trends through spot market employment and contract of affreightment charters with periodic adjustments. Over the last five years, our overall average fleet utilization rate was 95.6%.

•

INDUSTRY RECOGNITION. For over 35 years, the Tsakos Group has maintained relationships with and has achieved acceptance by national, major and other independent oil companies and refiners. Several of the world’s major oil companies, including Lyondell/Citgo, PDVSA, ExxonMobil, FLOPEC, Shell, Sunoco, PMI, Lukoil, Petrobras, Trafigura, Glencore and Neste Oil are among the regular customers of the Tsakos Group and of Tsakos Energy Navigation, in particular.

•

SIGNIFICANT LEVERAGE FROM OUR RELATIONSHIP WITH TSAKOS SHIPPING. We believe the expertise, scale and scope of Tsakos Shipping are key components in maintaining low operating costs, efficiency, quality and safety. We leverage Tsakos Shipping’s reputation and longstanding relationships with leading charterers to foster charter renewals.

    Our Fleet (as of March 31, 2007)

Vessel Type	Year Built	Year Acquired	Charter Type	Expiration of Charter	Hull Type (9) (all double hull)	Deadweight Tons
VLCC
1. Millennium	1998	1998	bareboat charter	September 2013		301,171
2.La Madrina(2)(7)	1994	2004	time charter	April 2011		299,700
3. La Prudencia(2)(7)	1993	2006	time charter	April 2011		298,900
SUEZMAX
1.Silia T	2002	2002	time charter	October 2011		164,286
2. Cape Baker(1)	2002	2002	time charter	October 2009		164,274
3. Cape Balboa(1)	2002	2002	time charter	November 2009		164,236
4. Triathlon(3)(2)	2002	2002	time charter	January 2011		164,445
5. Eurochampion 2004	2005	2005	spot	—	ice-class 1C	164,608
6. Euronike	2005	2005	time charter	September 2009	ice-class 1C	164,565
7. Archangel	2006	2006	spot	—	ice-class 1A	163,216
8. Alaska	2006	2006	spot	—	ice-class 1A	163,250
9. Arctic	2007	2007	spot	—	ice-class 1A	163,216
AFRAMAX
1. Parthenon (4)(5)	2003	2003		Evergreen		107,081
2. Marathon (5)(6)	2003	2003		August 2007		107,181
3. Opal Queen	2001	2002	time charter	September 2007		107,222
4. Olympia (1)	1999	1999	spot	—		107,181
5. Maria Tsakos	1998	1998	spot	—		107,181
6. Athens 2004 (4)(5)	1998	1998		Evergreen		107,181
7. Vergina II	1991	1996				96,709
8. Proteas (2)	2006	2006	time charter	July 2008	ice-class 1A	117,055
9. Promitheas (2)	2006	2006	time charter	August 2008	ice-class 1A	117,055
10. Propontis (2)	2006	2006	repairs	—	ice-class 1A	117,055
11. Izumo Princess	2007	2007	spot	—	DNA	104,865
PANAMAX
1.Andes (7)	2003	2003	time charter	November 2011		68,439
2. Maya (7) (8)	2003	2003	time charter	August 2012		68,439
3. Inca (7) (8)	2003	2003	time charter	May 2013		68,439
4. Victory III	1990	1996	time charter	January 2008	ice-class 1C	68,160
5. Hesnes	1990	1996	time charter	January 2008	ice-class 1C	68,157
HANDYMAX
1. Artemis (2)	2005	2006	time charter	June 2009	ice-class 1A	53,039
2. Afrodite (2)	2005	2006	time charter	June 2009	ice-class 1A	53,082
3. Ariadne (2)	2005	2006	time charter	October 2009	ice-class 1A	53,021
4. Aris (2)	2005	2006	time charter	May 2009	ice-class 1A	53,107
5. Apollon (2)	2005	2006	time charter	September 2009	ice-class 1A	53,149
6. Ajax (2)	2005	2006	time charter	May 2009	ice-class 1A	53,095
HANDYSIZE
1. Didimon	2005	2005	time charter	February 2008		37,432
2. Arion (2)(7)	2006	2006	time charter	October 2009	ice-class 1A	37,066
3. Delphi	2004	2006	time charter	September 2008		37,432
4. Antares (2)(7)	2006	2006	time charter	June 2009	ice-class 1A	37,061
5. Andromeda	2007	2007	spot	—	ice-class 1A	37,066
LNG
1. Neo Energy	2007	2007	spot	—	Membrane	85,602
Total Vessels	40				Total Dwt	4,503,419

TEN LTD    |    ANNUAL REPORT AND ACCOUNTS 2006    |    18••19

(1)	The Decathlon and Pentathlon were sold through a sale and leaseback arrangement in November 2003 and are time-chartered back by us for a minimum period of five years. The vessels have been re-named by the new owner Cape Baker and Cape Balboa. We have the option to purchase these vessels from their owners at the end of the charter period at pre-agreed prices. Olympia was sold through a sale and lease-back transaction in 1999. In 2006 the Company exercised its option to purchase the vessel which reverted to our ownership in January 2007. (For additional information relating to our arrangements with respect to this vessel, see and Note 7 to our financial statements).

(2)	The charter rate for this vessel is based on a minimum rate for the Company plus different levels of profit sharing above the minimum rate, settled on a calendar month basis.

(3)	The charterers of the vessel have the option to employ the vessel upon completion of the initial 7-year time charter for an additional 3 years.

(4)	Freight is based on a market related formula.

(5)	Evergreen employment has no specific expiration. The vessel is continuously employed until either we or the charterer request cancellation upon 30 days’ notice (in the case of contract of affreightment) or 90 days’ notice in the case of pool operations, with freight rates based on prevailing spot rates.

(6)	Freight is based on a minimum/maximum market-related formula.

(7)	These vessels are chartered under fixed and variable hire rates. The variable portion of hire is recognized to the extent the amount becomes fixed and determinable at the reporting date.

(8)	49% of the holding company of these vessels has been sold to a third party.

(9)	DH-double-hull. Ice-class classifications are based on ship resistance in brash ice channels with a minimum speed of 5 knots for the following conditions ice-1 A: 1m brash ice, ice-1B: 0.8m brash ice, ice-1 C: 0.6m brash ice. DNA- design new aframax with shorter length overall allowing greater flexibility in the Caribbean and the United States.

contract of affreightment

special survey and conversion to double hull

     Our Newbuildings Under Construction

As of March 31, 2007, we have on order and expect to take delivery between 2007 and 2010 13 new vessels currently under construction. These consist of one 1A ice-class suezmax from Hyundai Heavy Industries, seven aframaxes of DNA design from Sumitomo Heavy Industries, one 1A and two 1B ice-class handysize product carriers from Hyundai MIPO Dockyard and two panamaxes from Sungdong Shipbuilding and Marine Engineering in South Korea. The newbuildings have a double hull design compliant with all classification requirements and prevailing environmental laws and regulations. Hyundai MIPO Dockyard and Hyundai Heavy Industries are experienced designers and builders of ships. Tsakos Shipping has worked closely with these Korean shipyards and the Sumitomo yard in Japan in the design of the newbuildings and will continue to work with Hyundai MIPO Dockyard, Hyundai Heavy Industries, Sungdong Shipbuilding and Marine Engineering, and Sumitomo Heavy Industries during the construction period.

Our newbuildings under construction as of March 31, 2007:

Vessel Type	Expected Delivery	Ship Yard	Hull Type (all double hull)	Deadweight Tons	Purchase Price(1) (in million of U.S. dollars)
HANDYSIZE
1. Aegeas	April 2007	Hyundai MIPO	ice-class 1A	36,660	31.3
2. Byzantion	May 2007	Hyundai MIPO	ice-class 1B	37,340	45.3
3. Bosporos	September 2007	Hyundai MIPO	ice-class 1B	37,340	44.0
SUEZMAX
1. Antarctic	April 2007	Hyundai Heavy Industries	ice-class 1A	162,400	58.5
AFRAMAX
1. Sakura Princess	June 2007	Sumitomo Heavy Industries	DNA	105,000	59.3
2. Hull S-1342	November 2008	Sumitomo Heavy Industries	DNA	105,000	59.5
3. Hull S-1344	November 2008	Sumitomo Heavy Industries	DNA	105,000	59.5
4. Hull S-1349	3rd Quarter 2009	Sumitomo Heavy Industries	DNA	105,000	60.0
5. Hull S-1350	4th Quarter 2009	Sumitomo Heavy Industries	DNA	105,000	60.0
6. Hull S-1356	4th Quarter 2009	Sumitomo Heavy Industries	DNA	105,000	59.4
7. Hull S-1360	1st Quarter 2010	Sumitomo Heavy Industries	DNA	105,000	59.4
PANAMAX
1. Hull S-3003	November 2007	Sungdong Shipbuilding		73,800	55.4
2. Hull S-3004	December 2007	Sungdong Shipbuilding		73,800	55.4

			Total	1,156,340	707.0

(1)	Including extra cost agreed as of March 31, 2007

Under the newbuilding contracts, the purchase prices for the ships are subject to deductions for delayed delivery, excessive fuel consumption and failure to meet specified deadweight tonnage requirements. We make progress payments equal to 30% or 40% of the purchase price of each vessel during the period of its construction. The remainder of the purchase price with respect to each vessel will be paid upon delivery of the given vessel. As of March 31, 2007, we had made progress payments of $163.8 million out of the total purchase price of approximately $707.0 million for these newbuildings. Of the remaining amount, a further $254.7 million will be paid during 2007.

While we intend to expand our fleet, attractive opportunities may arise to sell one or more of our vessels, including the 13 newbuildings we have on order, and our board of directors may conclude that the sale of one or more vessels, if a compelling opportunity arises, could be in our best interest.

TEN LTD    |    ANNUAL REPORT AND ACCOUNTS 2006    |    20••21

    Fleet Deployment

We strive to optimize the financial performance of our fleet by deploying at least two-thirds of our vessels on either time charters or period employment with variable rates. The remainder of the fleet is in the spot market. We believe that our fleet deployment strategy provides us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the respective employment basis of our fleet during 2006 and 2005 as a percentage of operating days.

	Year Ended December 31,
Employment Basis	2006	2005
Time Charter - fixed rate	22%	42%
Time Charter - variable rate	32%	20%
Period Employment at variable rates	25%	23%
Spot Voyage	21%	15%

Total Net Earnings Days	12,013	9,192

Tankers operating on time charters may be chartered for several months or years whereas tankers operating in the spot market typically are chartered for a single voyage that may last up to several weeks. Vessels on period employment at variable rates related to the market are either in a pool or operating under contract of affreightment for a specific charterer. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet. Our fleet has nine tankers currently operating on spot voyages.

    Operations & Ship Management

OUR OPERATIONS

Management policies regarding our fleet that are formulated by our board of directors are executed by Tsakos Energy Management under a management contract. Tsakos Energy Management’s duties which are performed exclusively for the benefit of TEN include overseeing the purchase, sale and chartering of vessels, supervising day-to-day technical management of our vessels and providing strategic, financial, accounting and other services, including investor relations. Our fleet’s technical management, including crewing, maintenance and repair, procuring insurance, and voyage operations, has been subcontracted by Tsakos Energy Management to Tsakos Shipping. Tsakos Energy Management also engages Tsakos Shipping to arrange chartering of our vessels.

The following chart illustrates the management of our fleet:

    Map of Operations As of March 31, 2007

TEN LTD    |    ANNUAL REPORT AND ACCOUNTS 2006    |    22••23

    Operating, Financial Review & Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this Annual Report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, our actual results may differ materially from those anticipated in these forward-looking statements.

OVERVIEW

As at March 31, 2007, we operated a fleet of 40 modern tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. The charter rates that we obtain for these services are determined in a highly competitive global tanker charter market. We operate our tankers in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in available tanker capacity have also had a strong impact on tanker charter markets over the past 20 years.

RESULTS FROM OPERATIONS

Despite only a modest growth in world oil demand of 1.0% and a notable increase in world tanker tonnage by 6.1%, 2006 again provided tanker operators with healthy revenues and profits. The most remarkable feature of 2006 from the point of view of tanker trading was the strong third quarter, when rates are typically soft, and the correspondingly weak fourth quarter, when rates usually reach a peak. Part of the explanation of both peculiarities was the build up of inventories in OECD countries in the third quarter due to geopolitical events and anticipation of meteorological conditions which reduced the need for tonnage in the fourth quarter. Also, US imports were lower due to the recovery of US oil and gas production and increases in Canadian oil production. The increases in oil prices never actually surpassed the level that might curb world economic growth, indeed growth was 5.3% in 2006, but was at a level that encouraged exploration and exploitation of previously uneconomic sources, thus helping to maintain production flows. However, high oil prices also impacted tanker profitability by increasing the cost of bunker and lubricants. The year also saw a further increase in US interest rates which naturally impacted a capital-intensive industry, although in relative terms the cost of debt still remained low. Our fleet achieved voyage revenues net of commissions of $412.2 million, up by 45.1 % from $284.0 million in 2005. Capital gains on the sale of three operating vessels and 49% of shares in a subsidiary, were $63.3 million. Operating income increased from $154.8 million in 2005 to $205.2 million in 2006, a 32.6% increase. Net income was $196.4 million, compared to $161.8 million in the prior year, a 21.4% increase. Diluted income per share increased from $8.17 in 2005, based on 19.79 million diluted weighted average shares outstanding, to $10.30 in 2006, based on 19.07 million diluted weighted average shares outstanding. These results reflect in part our move towards time charters with profit-sharings, which protect the Company due to healthy minimum rates, during seasonal and unseasonable softening periods, while being able to take advantage of market conditions when rates peak.

TEN LTD    |    ANNUAL REPORT AND ACCOUNTS 2006    |    24••25

Some of the more significant developments for the Company during 2006 were:

•

The acquisition of VLCC La Prudencia and product carrier Delphi from the Tsakos Group and the transfer of two construction contracts for 1B ice-class product carriers (Byzantion and Bosporos) to be delivered in 2007 for a total cost of $219 million.

•

The agreement to acquire for $530 million from Western Petroleum six 1A ice-class MR2 product carriers the Artemis, Afrodite, Ariadne, Aris, Apollon and Ajax and the construction contracts for three 1A ice-class LR2 product carriers the Proteas, Promitheas and Propontis which were delivered to the Company within 2006.

•	The delivery of 1A ice-class suezmaxes Archangel and Alaska, and of 1A ice-class product carriers Arion and Antares.

•	The signing of contracts for four Sumitomo built DNA aframaxes for delivery between 2008 and 2009 and two Sungdong panamaxes for delivery in 2007.

•	The sale to Flopec of panamax Aztec and 49% sale of a subsidiary which holds companies owning the panamaxes Maya and Inca. Total capital gains were over $50 million.

•	The sale of handysize product carriers Libra and Crux for a combined capital gain of over $13 million.

•	The exercise of the option to repurchase the aframax Olympia from KG owners for $31 million (delivery in January 2007)

•

The arrangement of new chartering alliances with oil majors and major oil traders Hyundai Merchant Marine (La Prudencia, La Madrina, Antares, Arion), Neste Oil (Propontis, Proteas, Promitheas, Apollon, Ariadne), Trafigura (Artemis, Afrodite) and Glencore (Aris, Ajax), all with profit sharing time charters.

•	The dry-docking of Libra, Opal Queen and Vergina // for their mandatory special survey and the subsequent conversion of the Vergina // to double-hull, thus making the fleet 100% double hull.

•

The payment to the Company’s shareholders of two dividends of $1.10 per common share in April in respect of the fiscal year 2005, and $1.25 per common share in November, the first dividend with respect to fiscal year 2006. Total cash paid out on dividends amounted to $44.8 million.

The Company operated the following types of vessels during, and at the end of, the year ended December 31, 2006:

Vessel Type	VLCC	Suezmax	Aframax	Panamax	Handymax MR2	Handysize MR1	Total Fleet
Average number of vessels	3.0	7.8	8.2	6.8	4.2	3.8	33.8
Number of vessels at end of year	3.0	8.0	10.0	6.0	6.0	4.0	37.0
Dwt at end of year (in thousands)	899.8	1,312.9	1,090.9	409.8	318.5	148.9	4,180.8
Percentage of total fleet	21.5%	31.4%	26.1%	9.8%	7.6%	3.6%	100.0%
Average age, in years, at end of year	11.5	2.8	5.3	10.1	1.3	1.3	5.9

We believe that the key factors which determined our financial performance in 2006, within the given freight rate environment in which the Company operated, were:

•	the diversified aspect of the fleet which allowed the Company to take advantage of all tanker sectors;

•	the benefits of the new vessels acquired in recent years in terms of operating efficiencies and desirability on the part of charterers;

•	our balanced chartering strategy (discussed further below) which ensured a stable cash flow while allowing the Company to take advantage of the buoyant freight market;

•	the long-established relationships with our chartering clients and the development of new relationships with renowned oil-majors;

•	the continued control over costs by our technical managers despite pressures caused by a weakening dollar and higher insurance, bunker fuel and lubricant costs;

•	our control over financial costs by negotiating competitive terms with reputable banks, refinancing at better terms, and protecting interest rate levels through swap arrangements;

•	our ability to manage leverage levels through cash generation and repayment/prepayment of debt;

•	our ability to reward our shareholders through a dividend policy which is linked directly to the profitability of the Company;

•	the raising of new finance through bank debt, and

•	the sale of older vessels and newer vessels when attractive opportunities arose.

We believe that the above factors will also be those that will be behind the future financial performance of the Company and which are evident as we proceed through 2007, to which may be added:

•	a continuing buoyant market in comparison to historical levels;

•

the securing of a high level of utilization for our vessels (as at March 31, 2007, 76% of the remaining operational days available for 2007, excluding expected new deliveries, have secured employment);

•	the continued appetite by oil majors to fix forward on medium to long term charters at current market rates which are significantly higher than the historical average.

•	the delivery of the 13 newbuildings that will join the fleet between March 31, 2007 and 2010 (seven of which are to be delivered during the remainder of 2007);

•	the rapid development of new strategic areas with purpose-built vessels to access ice-bound ports and from February 2007 carry LNG (liquefied natural gas), and

•	the repurchase of common shares at favorable prices.

Looking forward and given increasing demand and the lack of clarity over oil production from Iran, Nigeria and Iraq, and continued discussion by the Organization of Petroleum Exporting Countries (OPEC) about their production levels, high oil prices may continue through 2007. The expected increasing demand from China and India will continue to have beneficial impact on transportation requirements for petroleum and its products in the foreseeable future. Another indication of the strength of the market can be seen in continued demand growth despite price hikes. Historically, as oil prices have risen, some global consumers have been forced to curtail imports. However, in the current environment, it appears that price has not dissuaded imports and, in fact in some instances, demand has actually increased.

TEN LTD    |    ANNUAL REPORT AND ACCOUNTS 2006    |    26••27

We expect that 2007 should once again prove to be a good year for the tanker industry. The aforementioned economic stimuli, coupled with geopolitical events in areas such as Nigeria, Iraq, Iran and Venezuela, should fuel the market providing new trading patterns with long-haul requirements, again to the benefit of the industry. Additionally, new IMO and European Union regulations relating to the phase-out of single-hull tankers should have a significant impact on the rate environment.

Our current fleet consists of three VLCCs, nine suezmaxes, eleven aframaxes, five panamaxes, six handymaxes, five handysizes and one LNG. All vessels are owned by our subsidiaries with the exception of the two suezmaxes, Cape Baker and Cape Balboa (formerly Decathlon and Pentathlon), acquired in 2002 and sold in October and November 2003, respectively, and time chartered back from the owners for five years. These two vessels are subject to repurchase options in the latter part of 2008 at a price of $47.5 million each which is well below current market values.

CHARTERING STRATEGY

We typically charter our vessels to third parties in any of three basic types of charter. First are “voyage charters” or “spot voyages”, under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharging port at a given rate per ton or other unit of cargo. Port charges, bunkers and other voyage expenses (in addition to normal vessel operating expenses) are the responsibility of the shipowner. Second are “time charters,” under which a shipowner is paid hire on a per day basis for a given period of time. Normal vessel operating expenses, such as maintenance and repair, crew wages and insurance premiums, are incurred by the shipowner, while voyage expenses, including bunkers and port charges, are the responsibility of the charterer. The time charterer decides the destination and types of cargoes to be transported, subject to the terms of the charter. Time charters can be for periods of time ranging from one or two months to more than three years. Time charters can also be “evergreen,” which means that they automatically renew for successive terms unless the shipowner or the charterer elects to terminate the charter. Third are “bareboat charters” under which the shipowner is paid a fixed amount of hire for a given period of time. The charterer is responsible for substantially all the costs of operating the vessel including voyage expenses, vessel operating expenses and technical and commercial management. Longer-term time charters and bareboat charters are sometimes known as “period charters”.

We also enter into “contracts of affreightment” which are contracts for multiple employments that provide for periodic adjustments, within prescribed ranges, to the charter rates. Our vessels may also operate within a pool of similar vessels whereby all income (less voyage expenses) is earned on a market basis and shared between pool participants on the basis of a formula which takes into account the vessel’s age, size and technical features.

The chartering strategy of the Company continues to be one of fixing the greater portion of our fleet on medium to long-term employment in order to secure a stable income flow, but one which also ensures a satisfactory return. This strategy has enabled the Company to level the affects of the cyclical nature of the tanker industry, achieving almost optimal utilization of the fleet. In order to capitalize on possible upturns in rates, the Company has chartered out several of its vessels on a market basis. We currently have 30 of our 40 vessels on time charter or other form of period employment, ensuring that at least 76% of 2007 availability and 60% of 2008 is already fixed.

The Board of Directors, through its Chartering Committee, formulates the chartering strategy of the Company and the Company’s commercial manager, Tsakos Energy Management, implements this strategy through the technical manager, Tsakos Shipping. They evaluate the opportunities for each type of vessel, taking into account the strategic preference for medium and long-term charters and ensure optimal positioning to take account of redelivery opportunities at advantageous rates.

The cooperation with the Tsakos Group enables the Company to take advantage of the long-established relationships built by the Tsakos Group with many of the world’s major oil companies and refiners. The Tsakos Group has built these relationships over 35 years of existence and high quality commercial and technical service. Tsakos Shipping manages the vessels of the Company plus another 24 operating vessels, mostly container vessels and single hull tankers. Apart from the customer relations, the Company is also able to take advantage of the inherent economies of scale associated with a large fleet manager and its commitment to contain running costs without jeopardizing the vessels’ operations. Tsakos Shipping provides top grade officers and crew for the Company’s vessels and first class superintendent engineers and port captains to ensure that the vessels are in prime condition.

TEN LTD    |    ANNUAL REPORT AND ACCOUNTS 2006    |    28••29

     Financial Analysis

(Percentage changes are based on the full numbers in the accompanying financial statements)

Year ended December 31, 2006 vs. Year ended December 31, 2005

REVENUE FROM VESSELS, NET

Revenue from vessels was $427.7 million during the year ended December 31, 2006 as compared to $295.6 million during the year ended December 31, 2005, a 44.7% increase partly resulting from an increase in the number of vessels from an average of 26.1 in 2005 to an average of 33.8 in 2006, and partly from the improvement in charter rates. The average time charter equivalent rate per vessel achieved for the year 2006 was $30,154 per day compared to $28,645 for the previous year.

During the course of 2006, one VLCC, two new ice-class suezmaxes, three new ice-class LR2 aframax product carriers, six new ice-class MR2 handymax product carriers, and three new handysize product carriers were acquired or newly-delivered. Three vessels were sold. The fleet had 97.4% employment compared to 96.5% in the previous year, mainly because dry-docking activity was slightly less in 2006.

COMMISSIONS

Commissions were $15.4 million, or 3.6% of revenue from vessels, during 2006, compared to $11.6 million, 3.9% of revenue from vessels, for 2005. The decrease was due to changes in employment of several vessels to charter arrangements where lower commission was charged. The newly acquired vessels were employed on similar charters.

VOYAGE EXPENSES

Voyage expenses include all our costs, other than operating expenses and commissions, that are related to a voyage, including port charges, agents’ fees, canal dues and bunker (fuel) costs. Voyage expenses were $69.1 million during the year ended December 31, 2006 compared to $36.0 million during the prior year, a 92.0% increase. Although voyage expenses are highly dependent on the voyage patterns followed, much of the increase can be explained by the fact that the total operating days on spot charter and contract of affreightment increased from 3,503 days in 2005 to 5,559 days in 2006. In addition, the cost of bunkers (fuel) which accounts for 67.6% total voyage expenses in 2006 increased by 26% from 2005 to 2006 due to the significant increase in the price of oil during 2006.

CHARTER HIRE EXPENSE

Charter hire expense was $24.3 million for 2005 and $24.5 million for 2006, with the same three vessels chartered in throughout the entire year, Olympia, Cape Baker and Cape Balboa.

VESSEL OPERATING EXPENSES

Vessel operating expenses include crew costs, maintenance, repairs, spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communication costs. Total operating costs were $76.1 million during 2006 compared to $52.9 million during 2005, an increase of 43.7%. This increase is directly related to the increase in the size of the fleet.

Operating expenses per ship per day for the fleet increased from $6,534 for 2005 to $6,979 for 2006, a 6.8% increase. This increase primarily reflects increases in lubricant prices and insurance premiums.

DEPRECIATION

Depreciation was $59.1 million during 2006 compared to $35.7 million during 2005, an increase of 65.4%, due to the addition of fifteen new, mostly high-value, vessels offset by the sale of two small older vessels, Libra and Crux, and the panamax Aztec.

AMORTIZATION

We amortize the cost of drydocking and special surveys over the period to the next dry-docking, and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During 2006, amortization of deferred drydocking charges was $4.9 million as compared to $6.6 million during 2005, a decrease of 26.2%. The decrease was partly due to the sale of two vessels in 2006 on which there were still balances of unamortized deferred dry-docking charges and the fact that only two vessels had completed dry-docking during 2006.

MANAGEMENT FEES

Management fees are the fixed fees per vessel the Company pays to Tsakos Energy Management Limited under a management agreement between the companies. During 2006, the Company paid to Tsakos Energy Management Limited fixed monthly fees per vessel under the management agreement. The monthly fee during 2006 and 2005 was $18,000 for all vessels except the chartered-in vessels, where the fee was $12,500 per month. The fee pays for services that cover both the management of the individual vessels and of the Company as a whole. Management fees totalled $7.1 million for 2006 compared to $5.5 million for 2005, an increase of 30.1%, due to the increase in number of vessels in the fleet.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consist primarily of professional fees, office supplies, advertising costs, directors’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. General and administrative expenses were $3.7 million during 2006 compared to $3.6 million during 2005, an increase of 2.6% due to additional travelling expenditure relating to new projects undertaken during the year, as well as due to increase in audit fees.

Total general and administrative expenses plus management fees paid to Tsakos Energy Management Limited represents the overhead of the Company. On a per vessel basis, daily overhead costs decreased from $954 in 2005 to $878 in 2006, mainly due to the increase in size of the fleet. If the incentive award described below is taken into account, the daily overhead cost is $1,162 compared to $1,217 for 2005.

MANAGEMENT INCENTIVE AWARD

In accordance with the management agreement between the Company and Tsakos Energy Management Limited, $3.5 million is due as an award to Tsakos Energy Management Limited due to the success of the Company during 2006 for exceeding a targeted return of 25% on opening equity for 2006. In the previous year, an award of $2.5 million was achieved for exceeding the 25% target.

AMORTIZATION OF THE DEFERRED GAIN ON THE SALE OF VESSELS

The Company sold two suezmaxes in a sale and leaseback transaction during 2003. The total gain of $15.8 million was deferred and is being amortized over the five year minimum charter period. The amortization of this gain amounted to $3.2 million for both 2005 and 2006.

GAIN ON SALE OF VESSELS

During 2006, the Company sold the handysize product carriers Libra and Crux to the same buyer for a total of $32.3 million, resulting in a gain of $13.3 million, and the panamax Aztec was also sold for $58.5 million resulting in a gain of $24.7 million. In 2005, the Company sold five operating tankers for gains totalling $34.5 million.

OPERATING INCOME

Income from vessel operations was $205.2 million during 2006 versus $154.8 million during 2005, a 32.6% increase.

GAIN ON THE SALE OF NON-OPERATING VESSELS

There were no sales of non-operating vessels during 2006. During 2005, one new-building hull was sold resulting in again of $10.8 million.

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GAIN ON SALE OF SHARES IN SUBSIDIARY

During the fourth quarter 2006, the Company completed its sale to Flopec of Ecuador of 49% of the shareholdings of the holding company of the two vessel-owning companies which hold the panamax vessels Maya and Inca. The sale resulted in recognition of a gain of $25.3 million.

NET INTEREST & FINANCE COSTS

Net interest and finance costs were $42.5 million for 2006 compared to $11.2 million for 2005, a 277.8% increase. Loan interest increased to $54.7 million from $18.1 million, a 203.1% increase. Total weighted average bank loans outstanding were approximately $933 million for 2006 compared to $416 million for 2005. The average loan financing cost in 2006, considering the impact of swap interest, was 5.59% compared to 4.40% for 2005.

There was a net positive movement of $2.6 million, including reclassification adjustments on undesignated cash flow hedges, in the fair value (mark-to-market) of the non-hedging interest rate swaps in 2006 compared to $3.2 million for 2005. During 2005 a deferred swap gain of $1.7 million was fully recognized in income on repayment of the related loan.

Capitalized interest in 2006 was $12.5 million compared to $5.3 million in the previous year, due to the additional number of vessels under construction during 2006, as well as the increase in interest rates.

Amortization of loan expenses was $1.5 million in 2006 and $1.0 million in 2005. Other loan charges, including commitment fees were $1.4 million in both 2006 and 2005.

INTEREST INCOME

Interest income derived from bank deposits and investments, including the net positive changes in the market values of the investments was $7.2 million for 2006 as compared to $7.4 million for 2005.

NET INCOME

As a result of the foregoing, net income for 2006 was $196.4 million, or $10.30 per share, basic, versus $161.8 million or $8.18 per share, basic, for 2005, an increase of 25.9% per share.

Year ended December 31, 2005 vs. Year ended December 31, 2004

VOYAGE REVENUE

Revenue from vessels was $295.6 million during 2005 as compared to $318.3 million during 2004, a 7.1% decrease primarily resulting from a decrease in the number of vessels from an average of 27.3 in 2004 to an average of 26.1 in 2005, and partly from a fall in charter rates. The average time charter equivalent rate per vessel for the year 2005 was $28,645 per day compared to $28,722 for the previous year. In addition, the fleet had 96.5% employment compared to 97.6% in the previous year, due to extra days in dry-docking (three vessels in 2005 compared to one in 2004).

COMMISSIONS

Commissions were $11.6 million, or 3.9% of revenue from vessels, during 2005, compared to $13.1 million, which was 4.1% of revenue from vessels, for 2004. The savings in commission was primarily due to changes in charters with lower broker’s commission rates.

VOYAGE EXPENSES

Voyage expenses include all our costs, other than operating expenses and commission that are related to a voyage, including port charges, agents’ fees, canal dues and bunker or fuel costs. Voyage expenses were $36.0 million during 2005 compared to $42.1 million during the prior year, a 14.6% decrease. This is mainly explained by the fall in total operating days on spot charter and contract of affreightment (under which contracts the owner bears voyage expenses), primarily due to the time-chartering of vessels previously on spot charter to time-charter or to pool employment. However, the overall decrease in voyage costs was offset by further increases of up to 30% in bunker costs during 2005 as a consequence of higher oil prices.

CHARTER HIRE EXPENSE

Charter hire expense remained steady at $24.3 million for both 2005 and 2004, with the same three vessels chartered-in throughout the entire year, Olympia, Cape Baker and Cape Balboa.

VESSEL OPERATING EXPENSES

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communication costs. Total operating costs were $52.9 million during 2005 as compared to $53.9 million for 2004, a slight decrease of 1.8%. This is partly due to a decrease in operating days over the previous year of those vessels bearing operating expenses (i.e. all vessels except chartered-in and bare-boat chartered out) by approximately 457 days or 5%.

Operating expenses per ship per day for the fleet increased from $6,286 for 2004 to $6,534 for 2005, a 3.9% increase. Increased insurance costs and cost of lubricants contributed to increase running costs, but generally the increase was mitigated by the sale of older vessels and the continued introduction of new more cost efficient vessels.

DEPRECIATION

Depreciation was $35.7 million during 2005 compared to $35.4 million during 2004, an increase of 0.9%. Depreciation expense remained almost steady due to the sale of vessels Pella, Dion and Tamyra in 2005 and Toula Zin late 2004. This was offset by the addition of vessels Didimon, Euronike, Eurochampion 2004 in 2005 and Dionisos which was acquired and sold in the same year. The sale of Panos G did not affect depreciation as it was fully depreciated in 2002.

AMORTIZATION

We amortize the cost of dry-docking and special surveys over the period to the next scheduled dry-docking and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During 2005, amortization of deferred dry-docking charges was $6.6 million as compared to $8.8 million during 2004, a decrease of 24.8%. The decrease is due in part to the reduced level of dry-docking repairs undertaken in 2004 and the early part of 2005 compared to previous years and partly due also to the sale of vessels which included substantial amounts of deferred charges in their carrying value.

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MANAGEMENT FEES

Management fees are the fixed fees per vessel the Company pays to Tsakos Energy Management Ltd. under a management agreement between the companies. From January 1, 2002 to June 30, 2004 each vessel bore a management fee of $15,000 per month, payable by the Company to Tsakos Energy Management Ltd. This was increased to $18,000 per month as from July 1, 2004 for owned vessels and reduced to $12,500 for the three chartered-in vessels. Management fees totaled $5.5 million during 2005, compared to $5.3 million for 2004, an increase of 2.5%.

GENERAL & ADMINISTRATIVE EXPENSES

General and administrative expenses consist primarily of professional fees, office supplies, advertising costs, directors’ liability insurance, and reimbursement of our directors’ and officers’ travel-related expenses. General and administrative expenses were $3.6 million during 2005 compared to $3.1 million during 2004. The sum of general and administrative expenses plus management fees payable to Tsakos Energy Management Ltd. represents the overheads of the Company. On a per vessel basis, daily overhead costs increased from $844 in 2004 to $954 in 2005, due to the factors mentioned above. The addition of the new management incentive award in 2004 and 2005, as described below, increased the daily overhead per vessel from $1,094 for 2004, to $1,217 for 2005.

MANAGEMENT INCENTIVE AWARD

In accordance with a revised management agreement between the Company and its managers, dated September 28, 2004, and with the Board of Director’s decision of February 28, 2006, $2.5 million is due as an award to Tsakos Energy Management Ltd. in achieving for the Company a return on equity for 2005 in excess of 25%. A similar award was made in 2004.

AMORTIZATION OF THE DEFERRED GAIN ON THE SALE OF VESSELS

The Company sold two suezmaxes in a sale and leaseback transaction in the fourth quarter of 2003. The total gain of $15.8 million has been deferred and is being amortized over the five year minimum charter period. For both years 2004 and 2005 the annual amortization amounted to $3.2 million.

GAIN ON THE SALE OF VESSELS

The Company sold five operating vessels during 2005, the newly delivered double hull product carrier Dionisos, resulting in a capital gain of $18.7 million, the two single hull/double bottom product carriers Dion and Pella, resulting in capital gains of $4.3 and $4.5 million respectively, the two single hull aframaxes Panos G and Tamyra for $9.8 million and $10.4 million, resulting in capital gains of $5.2 million and $1.8 million, respectively. Total capital gains achieved and accounted for in full within 2005 amounted, therefore, to $34.5 million. In 2004, two operating vessels were sold for a combined capital gain of $13.6 million.

OPERATING INCOME

Income from vessel operations was $154.8 million during 2005 versus $145.5 million for 2004, representing a 6.4% increase.

GAIN ON THE SALE OF NON-OPERATING VESSELS

During 2005, the Company sold the newbuilding aframax Hull S-1224 for $71.3 million resulting in a capital gain of $10.8 million. During 2004 the Company sold the newly constructed vessel Delos for $35.7 million resulting in a capital gain of $7.8 million.

NET INTEREST & FINANCE COSTS

Net interest and finance costs increased from $10.1 million during 2004 to $11.2 million during 2005, an 11.0% increase. Loan interest costs increased from $15.6 million in 2004 to $19.1 million in 2005. This was mostly due to the increase of the average interest rates borne on the Company’s loans from 3.4% during 2004 to 4.4% during 2005. The total average bank loans fell from $436 million for 2004 to approximately $416 million for 2005.

There were net positive movements totaling $3.2 million relating to the fair value (mark-to-market) of the non-hedging interest rate swaps in 2005, including reclassification adjustment from other comprehensive income, compared to $2.5 million in 2004.

Capitalized interest in 2005 was $5.3 million compared to $2.7 million in the previous year, the increase being due to further installments paid for vessels on order and higher average interest rates. Amortization of loan expenses was $1.0 million compared to $0.4 million primarily due to write-offs of loan expenses on the refinancing of older loans and facilities. Other loan charges also increased to $1.4 million in 2005 from $0.2 million in 2004 mainly due to extra commitment fees.

INTEREST INCOME

Total income derived from bank deposits and investments, including the net positive changes in the market values of the investments, were $7.4 million during 2005 as compared to $0.8 million during 2004, due to higher average bank deposits and higher deposit interest rates, and an unrealized gain of $2.1 million from our increased investments in 2005.

NET INCOME

As a result of the foregoing, net income for 2005 was $161.8 million, or $8.18 per share, basic, versus $7.53 per share, basic, during 2004, an increase of 8.6%.

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     Liquidity & Capital Resources

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is our main source of liquidity. Apart from the possibility of securing further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2008, taking into account both our existing capital commitments and the minimum debt service requirements as defined by our loan covenants.

Working capital (non-restricted net current assets) amounted to approximately $116.7 million at December 31, 2006 compared to $99.9 million as at December 31, 2005. Current assets increased from $191.7 million at December 31, 2005 to $222.5 million at December 31, 2006 mainly due to the increase in cash balances (including restricted cash) which, as at December 31, 2006, amounted to $178.9 million, compared to $146.0 million a year previously. Reduced short-term investments by $10.2 million were offset by increased inventories (in line with the growth of the fleet) and positive increases in the value of certain interest rate swaps. Current liabilities increased from $91.5 million to $101.4 million at December 31, 2006 due mainly to increases in trade payables, accrued liabilities and accrued loan interest, again related to the significant deliveries of new vessels and associated debt.

However, much of these increases were offset by decreases in the current portion of the long term debt as repayments on several of the larger facilities do not start until drawings correspond to a given level per the repayment schedule. In several cases, drawings have been less than the maximum facility available as the Company has been able to fund a part of delivery installments with our own cash, a large portion of which was provided from proceeds from sales of vessels.

Net cash provided by operating activities was $215.0 million during 2006 compared to $146.9 million in the previous year, a 46.4% increase. The increase is due mainly to the increased revenue generated by the increase in fleet size and the increase in freight rates achieved.

Expenditure for dry-dockings is deducted from cash generated by operating activities. Total expenditure during 2006 on dry-dockings amounted to $4.9 million compared to $9.3 million in 2005. In 2006, dry-docking work was performed on the Libra and Opal Queen and started on the Vergina II. In 2005, dry-dock work related to special surveys was completed on the Bregen, Hesnes and Victory III.

Net cash used in investing activities was $829.3 million for the year 2006, compared to $109.0 million for 2005. During 2006, the Company acquired two vessels from the Tsakos Group for $131.1 million, and acquired from Western Petroleum for $530.0 million six MR2 product carriers and the contracts for the construction of three LR2 product carriers, which were completed during the year and the vessels delivered. In addition, two ice-class suezmax and two handysize product carrier newbuildings were completed and delivered to the Company for $178.8 million.

Apart from delivered vessels, another $35.2 million was paid to the Tsakos Group for contracts of two vessels under construction, and payments to yards and other pre-delivery expenditures on the vessels under construction during 2006, but not completed by the year end, amounted to $116.9 million. Those vessels included an LNG carrier (delivery 2007), two ice-class suezmaxes (delivery 2007), six aframaxes (deliveries between 2007-2009), two panamaxes (delivery 2007) and four product carriers (delivery 2007).

During 2006, apart from construction contracts acquired, the Company entered into contracts to construct another six vessels (four aframaxes and two panamaxes) bringing the total number of vessels on order at December 31, 2006 to fifteen.

The anticipated payment schedule on these vessels as of December 31, 2006 which is subject to change for delays or advanced work, is as follows (in $ million):

Contractual Obligations	Prior to 2006	2006	2007	2008	2009	Total
Quarter 1		64.3	241.8
Quarter 2		0	154.7
Quarter 3		29.0	42.3	5.9	53.5
Quarter 4		45.4	21.8	88.3	41.6
Total Year	102.2	138.7	460.6	94.2	95.1	890.8

In 2006, the Company sold the Libra, Crux and Aztec, and net sale proceeds amounted to $88.7 million. Net sale proceeds in 2005 from the sale of the aframaxes Panos G and Tamyra, the handymax product carriers Dion and Pella, and the handysize product carrier Dionisos, amounted to $157.2 million. Also, during 2006, the Company sold to Flopec of Ecuador 49% of the shareholding of the holding company of the two vessel-owning companies holding the panamax vessels Maya and Inca, for proceeds, net of commissions and other related costs of $25.3 million. In 2006, the Company placed $5.0 million in a structured note, but later sold the same investment for $5.5 million. In addition, the Company also sold three other investments in structured notes for $22.1 million.

Net cash derived from financing activities was $643.1 million in 2006 compared to a net $9.1 million cash used in financing activities in 2005. Proceeds from new bank loans in 2006 amounted to $992.3 million compared to $330.7 million in the previous year. Prepayments of debt amounted to $274.3 million and scheduled repayments to $17.8 million in 2006 compared to total loan reimbursements of $262.3 million in 2005.

During 2006, 143,200 shares were repurchased as part of the share buy-back program at a cost of $5.3 million. During 2005, the Company purchased 1,016,790 shares at a cost of approximately $37.8 million. All the transactions were open market based through the New York Stock Exchange with a maximum price set by the Board of Directors. The shares were immediately deemed cancelled on purchase in accordance with the Company’s bye-laws and Bermudan legislation. During 2006, the staff of the Tsakos Group exercised 4,876 options at $12 each which, in total, provided $0.1 million. This stock option plan ceased in July 2006.

A cash dividend of $1.10 was paid in April 2006 representing the final dividend for the fiscal year 2005 and a $1.25 dividend was paid in October 2006 as the first dividend for the fiscal year 2006. In total, the two dividends amounted to $44.8 million. A final dividend of $1.50 per share for the fiscal year 2006 has been declared on March 8, 2007, to be paid on April 26, 2007. The dividend policy of the Company is to pay between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements. The payment and the amount is subject to the discretion of our board of directors and depends, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

INVESTMENT IN FLEET & RELATED EXPENSES

We operate in a capital-intensive industry requiring extensive investment in revenue-producing assets. As discussed previously in the sections on Business Overview and Our Fleet we continue to have an active fleet development program resulting in a fleet of modern and young vessels with an average age of 5.4 years at March 31,2007. We raise the funds for such investments in newbuildings mainly from borrowings and partly out of internally generated funds. Newbuilding contracts generally provide for multiple staged payments of 5% to 10%, with the balance of the vessel purchase price paid upon delivery. For the equity portion of an investment in a newbuilding or a second-hand vessel the Company usually pays from its own cash approximately 30% of the contract price. Repayment of the debt incurred to purchase the vessel is made from vessel operating cash flow, typically over eight to twelve years, compared to the vessel’s asset life of approximately 25 years. As of December 31, 2006, we were committed to fifteen newbuilding contracts totaling approximately $890.8 million, of which $240.9 million had been paid by December 31, 2006. Deliveries to date within 2007 include the ice-class suezmax Arctic on January (final delivery payment $34.5 million, loan drawn $35.5 million) the LNG carrier Neo Energy on February (final delivery payment $104.1 million, loan drawn $105.0 million), the ice-class handysize product carrier Andromeda (final delivery payment $21.0 million, loan drawn $25.0 million) and the aframax tanker Izumo Princess on March (final delivery payment and loan drawn $33.9 million).

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DEBT

As is customary in our industry, we anticipate financing the majority of our commitments on the newbuildings with bank debt. Usually we raise at least 70% of the vessel purchase price with bank debt for a period of between eight and twelve years (while the expected life of a tanker is 25 years). As of December 31, 2006, we had available unused loan amounts totalling $385.6 million, which is intended primarily to finance the delivery instalments of vessels under construction due in 2007 to 2009.

Summary of Loan Movements Throughout 2006 (in $ million):

Loan	Vessel	Balance at January 1, 2006	New Loans	Repaid	Balance at December 31, 2006
Credit facility	Millennium	37.8	0	37.8	0
12-year term loan	Opal Queen	24.4	0	1.7	22.7
10-year term loan	Maya, Inca	45.0	0	45.0	0
10-year term loan	Aztec	21.9	0	21.9	0
10-year term loan	Parthenon	22.5	0	22.5	0
Credit facility	La Madrina plus 7 vessels	125.0	37.1	0	162.1
Credit facility	Eurochampion 2004, Euronike	81.5	0	81.5	0
Credit facility	Silia T, Andes, Didimon, Antares	75.4	67.0	0	142.4
Credit facility	Millennium and 5 vessels	0	234.8	0	234.8
Credit facility	Archangel, Alaska	0	76.1	2.4	73.7
Credit facility	Maya, Inca, Delphi, La Prudencia	0	160.0	79.3	80.7
Credit facility	Artemis, Proteas and 7 vessels	0	327.3	0	327.3
10-year term loan	Arion	0	25.0	0	25.0
Credit facility	Maya, Inca	0	65.0	0	65.0

	Total	433.5	992.3	292.1	1,133.7

As a result of such financing activities, long-term debt increased in 2006 by a net amount of $700.1 million, compared to a net increase of $68.4 million in 2005. The average debt to capital ratio was approximately 60.0% by December 31, 2006 or, in net terms, 55.9%. In terms of liabilities against assets at fair value, our leverage at December 31, 2006, was 41%, well below the loan covenant maximum of 70%. Interest payable is usually at a variable rate, based on six-month LIBOR plus a margin. Interest rate swap instruments currently cover approximately 52.0% of the outstanding debt, and further coverage is being arranged with major banks.

Long-term Contractual Obligations as of December 31, 2006 (in $ million) were:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-Term Debt Obligations (excluding interest)	1,133.7	23.1	107.0	159.7	843.9
Operating Lease Obligations	30.5	16.6	13.9	0	0
Purchase Obligations (new-buildings)	649.9	460.6	189.3	0	0
Management Fees (based on existing fleet plus contracted future deliveries as at December 31, 2006)	102.1	9.6	21.4	22.1	49.0

Total	1,916.2	509.9	331.6	181.8	892.9

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    General Market Overview

World Oil Demand / Supply & Trade

All text, data and charts provided by Galbraith’s Ltd.

Higher oil prices contributed to a further slowing in oil demand growth in 2006, however freight rates remained at extremely healthy levels on average. According to the International Energy Agency (IEA) annual average demand grew by 0.8m bpd to 84.5m bpd. This compares to increases of 1.3m bpd in 2005 and 3.1 m bpd in 2004.

Strong demand growth in developing countries was partially offset by falls in oil demand growth in OECD countries. China remained the main engine of growth, as Chinese demand grew by some 0.5m bpd to 7.2m bpd. This represented a robust annual average growth rate of 6.9% compared to 4.2% in 2005. Demand in North America fell by 1.0%, but most of the decline was attributable to a sharp fall in fuel oil consumption due to differentials between fuel oil and natural gas prices, while demand for the main products: motor gasoline and gas/diesel oil continued to rise, supporting levels of products imports.

Global oil supply grew by 0.9% or 0.8m bpd to 85.3m bpd. This modest level of growth masks the impact on seaborne trade of sharp increases in production in the Former Soviet Union, Brazil and Angola which added a combined 0.8m bpd of output, and an increase of some 0.3m bpd in OPEC Middle East crude oil production. European (principally North Sea) production continued its long-term decline, falling by some 0.4m bpd to 5.2m bpd.

Crude tanker demand growth was driven by resurgent growth in Chinese crude imports which increased by 14% to 2.9m bpd, compared to growth of just 4% in 2005; 83% of these imports were sourced from long haul locations such as the Middle East, Africa and Latin America mainly using VLCCs. Other major developments included the commissioning in July of the Baku-Tblisi-Ceyhan (BTC) pipeline which was reportedly transporting 420,000 bpd of Azeri crude oil by the end of the year and using mainly Suezmax tankers to export cargoes. In addition, first exports of crude oil were also seen from the Sakhalin 1 project in Russia’s far east. Production from this field reached some 200,000 bpd in early 2007 with cargoes exported using ice-classed Aframax tankers.

Global crude oil trade tonne-miles are estimated to have risen by 1.5% in 2006. Crude oil tonne-mile growth was restrained by lower crude imports into the U.S. early in the year when refineries were still affected by the 2005 hurricanes. The hurricanes also caused a very slight reduction in estimated crude oil tonne-miles growth in 2005 but lower crude imports were replaced by a sharp increase in products imports to replace lost refinery production. Global crude oil trade tonne-miles are now estimated to have increased by 11 % since 2002.

CRUDE OIL TRADE TONNE-MILES BY REGION 2000 TO 2006

Geopolitical concerns and a temporary reduction in Alaskan production led to sharp increases in crude oil prices in July and August 2006 with the West Texas Intermediate spot price exceeding $77/bbl in early August. However, as fears over crude oil supply disruption abated prices fell sharply to below $60/bbl in early October. This prompted action from OPEC which began reducing actual output as early as August and subsequently announced two reductions in targeted production levels, by an initial 1.2m bpd from November and a further 500,000 bpd from February 2007.

As a result OPEC crude oil production fell by some 1m bpd between August and December and benchmark earnings for VLCCs and Suezmaxes were weaker in the fourth quarter after a particularly strong 3rd quarter. In contrast, Aframax markets West of Suez were much less affected by OPEC production cuts, strengthening in the fourth quarter as was the case in the previous 4 years.

In the products tanker markets the effects of the two hurricanes that hit the U.S. Gulf in August and September 2005 were still being felt in the market in early 2006. Total U.S. products imports as reported by the U.S. Government’s Energy Information Administration (EIA) were some 20% higher on average in the first half of 2006 vs the same period in 2005. Products imports fell back in the second half of the year but remained some 12% higher on average than the levels seen in the first half of 2005. The ongoing strength of U.S. products imports undoubtedly played a major part in the strength of the products tanker market in 2006.

Looking forward, the IEA predicts that global oil demand growth will accelerate to 1.55m bpd in 2007 while the EIA predicts growth of 1.4m bpd. The increases will be led by further strong growth in China and the Middle East and renewed demand growth in North America.

On the oil supply side OPEC decided to leave its production targets unchanged at its latest meeting in March 2007 and scheduled its next meeting for September 2007, indicating that the group was comfortable with existing quotas and the current prices levels (around $60/bbl at the time of the OPEC meeting).

Supply from Angola, which joined OPEC in January and is not yet subject to the quota agreements, is expected to rise by some 0.2m bpd on average in 2007 vs 2006. By the end of the year Angolan output is expected to reach 1.9m bpd, up from the current level of 1.5m bpd. Non-OPEC production (excluding Angola from last year’s total) is expected to rise by some 1.1m bpd with the Former Soviet Union contributing an additional 0.5m bpd and Brazil adding 0.2m bpd.

While these predictions have been shown to be subject to significant revision (both upwards and downwards) in recent years there are a number of structural factors in play that should ensure further strong growth in both crude oil and products trade over the next few years.

Rapidly growing demand, insufficient growth in domestic crude oil production, new refinery developments and strategic stock building in China are expected to lead to further strong growth in crude oil imports. Demand growth and refinery capacity developments in other developing countries in Asia should also lead to increases in crude oil imports. In the case of India, significant increases in both crude imports and exports of refined products are expected as export orientated refineries continue to be built.

It is anticipated that growing oil demand in the U.S. will be met by a combination of both crude oil imports and products imports, even if use of domestically produced bio-fuels increases. Crude imports from nearby sources such as Mexico, Venezuela and the North Sea are expected to decline therefore tonne-mile demand will increase due to both the overall level of imports and the increased distance. In addition, filling of the Strategic Petroleum Reserve will draw on domestic production which may increase the import requirement.

In Europe, falling oil production in the North Sea will mean that Northwest Europe’s refineries will increasingly need to source crude oil from outside of the region from areas such as the Former Soviet Union and West Africa. In addition Europe is faced with an imbalance in products markets with a growing surplus of gasoline, much of which is exported to the United States, and a growing deficit of gas/diesel oil that is imported mainly from the Former Soviet Union and Asia. There has also been a recent proposal to build a pipeline that would divert more Russian crude exports away from overland transport through Eastern Europe to be replaced by a combination of seaborne crude and products exports from the Baltic. This would generate additional tanker demand, including demand for ice-class tankers during the winter.

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WORLD TANKER FLEET

The supply side of the market is being shaped by the changes to MARPOL Annex 1 Regulation 13G, adopted in December 2003, which accelerated the phase-out schedule for non double hull tankers and changes to MARPOL Annex 2 and the IBC code which came into effect on 1st January 2007, affecting the type of tanker required for the carriage of vegetable oils and chemicals.

The phase out of non double hulled tonnage will restrain the overall level of fleet growth over the next 5 years, but the timing of the removal of non double hull vessels from the fleet will be crucial since the regulations permit most of the remaining non double hulled vessels to trade until 2010. The regulations also provide for exemptions that can be granted by Flag States and Port States to permit vessels to continue trading after 2010 under certain conditions. The regulatory changes have already created a multi-tiered market in which modern double hulled tankers command higher rates than non double hulled tankers.

The changes to MARPOL Annex 2 and the IBC code mean that vegetable oils, with an estimated seaborne trade figure of 45m tonnes in 2006, are now required to be carried in IMO type 2 chemical tankers or at least IMO type 3 chemical carriers with double hulls. These cargoes can no longer be carried in products carriers, as many of these cargoes had been previously.

As a result recycling of older products carriers has increased sharply in the first quarter of 2007, and the increased competition for those vessels that are eligible to carry vegetable oils has supported the market for tankers to transport clean petroleum products.

FLEET DEVELOPMENT

The total world tanker fleet grew by some 6% to 384m dwt in 2006. Further heavy ordering of new tankers meant that 136m dwt was on order to be delivered at the start of 2007, equivalent to 35% of the existing fleet. However, there was still 104m dwt of non double hulled tonnage that will become ineligible to trade in oil cargoes under the IMO phase out.

Since only a quarter of the non double hull fleet is due to be phased out under MARPOL Annex 1 prior to 2010, whereas some 85% of the orderbook is due to be delivered before the end of 2009, relatively strong fleet growth is expected to continue from 2007 to 2009 even though some vessels will be removed from the fleet in advance of the mandatory phase out date for special projects such as FPSO conversion. The orderbook is skewed towards 2009, with just over 1/3rd of the orderbook at the end of 2006 scheduled for delivery in 2009, compared to about 25% each in 2007 and 2008 with the remainder in 2010 and beyond.

RECYCLING

Tanker recycling has been very limited in recent years due to the strength of the freight and second hand sale and purchase markets. No VLCCs or Suezmaxes were sold for recycling in 2005 and just 3m dwt of other deep sea tankers were reportedly sold for recycling.

The age profile of the VLCC and Suezmax fleets mean that there are very few vessels that appear to be likely candidates for demolition in 2007 but a number of non double hulled vessels have been reported as being sold for various conversion projects that will result in them leaving the trading fleet in the next couple of years. In the Aframax and Panamax sectors there are more early 1980s built non double hulled tankers remaining which will face mandatory phase out between 2007 and 2009. In the MR products carrier sector sales for recycling have increased sharply in the first quarter of 2007 due to the regulatory changes with respect to carriage of vegetable oils.

Levels of tanker recycling are expected to increase as the end of the decade approaches as increasing numbers of double hulled vessels are delivered and trading opportunities for non double hulled vessels will be much more limited from 2010 due to the IMO phase out.

VESSEL PRICES

Newbuildings

Tanker newbuilding prices rose by levels that were generally in the region of 5-15% across the year in 2006.

Prices were driven higher by a combination of several factors including:

•

Very strong ordering of tankers spurred on by the ongoing strength of the tanker market, the need to replace non double hulled tonnage and owners’ anticipation of strong tanker demand growth in the future.

•	Strong levels of competition at yards due to high levels of contracting in the dry cargo, containership and LNG sectors.

•

The adoption of the Common Structural Rules (CSR) for tankers and bulk carriers by the International Association of Classification Societies (IACS) from 1st April. One of the effects of the new rules has been to increase the amount of steel that is required to be used in building both tankers and bulk carriers.

Orders for new tankers totalling approximately 80m dwt were placed in 2006. This is the highest amount of tanker tonnage recorded to have been contracted since the early 1970s and represented an increase of some 180% versus 2005’s level.

As a result of the heavy ordering some yards had, by the end of 2006, filled their forward orderbooks through to the end of the decade, and orders for new tankers were already being placed for delivery as far in advance as 2011.

In the VLCC sector, as many as 100 vessels were reported to have been contracted in 2006 and as a result the orderbook at the start of 2007 had increased to 176 vessels for delivery between 2007 and 2011. Many of the new contracts were placed at Chinese yards, with China edging marginally ahead of Japan in terms of reported vessels on order with 30% of the total orderbook compared to 29% at Japanese yards. South Korean yards still held the greatest number of VLCC orders with the remaining 41 % of the total. Estimated VLCC newbuilding prices in South Korea had risen to around $128m by the end of 2006 while prices at Chinese yards were in the region of $120m.

In the Suezmax sector, some 70 vessels were contracted in 2006. Heavy ordering at Chinese yards meant that at the end of the year the percentage of the total orderbook, of some 105 vessels, at Chinese yards stood at about 35%. This compared to 14% at Japanese yards and 50% at South Korean yards, with one vessel on order in Croatia. By the end of the year estimated prices had risen to around $79m at South Korean yards and $74m at Chinese yards.

There was also heavy contracting in the Aframax sector with some 150 orders placed. There was significant interest in coated tonnage which owners felt would give them the option to trade in clean products in the future particularly if, as many have predicted, there is a considerable increase in long haul products exports from the Middle East and India. As a result about 25% of the orderbook of some 225 Aframaxes at the end of 2006 was believed to be comprised of orders for fully coated tonnage.

Estimated prices for uncoated Aframaxes at South Korea yards had risen to around $65m by the end of 2006 and $68m for a coated vessel. Comparative prices at Chinese yards stood at around $62m for an uncoated vessel and $64m for a coated vessel.

Contracts for about 50 Panamax tankers were placed in 2006, almost exclusively for coated vessels and mainly at Chinese and South Korean shipyards. Prices for these vessels in South Korea were estimated to be in the region of $58m at the end of the year although no new orders were reported in the last two months of the year.

In the medium range products carrier sector (defined here as tankers of 30,000 dwt to 55,000 dwt) there was very heavy ordering of new tankers. Some 340 vessels were reported to have been ordered throughout 2006, although this includes some vessels that will likely trade more often in chemicals than in petroleum products. Around 75% of the vessels that were ordered fall into the large MR segment of vessels of 45,000 dwt +. Prices for these larger MR tankers at South Korean shipyards were estimated to be in the region of $47m at South Korean shipyards and $44.5m at Chinese shipyards at the end of 2006.

TEN LTD    |    ANNUAL REPORT AND ACCOUNTS 2006    |    42••43

Indicative Estimates of Tanker New Building Prices at Year End

	2002	2003	2004	2005	2006
VLCC	$64m	$75m	$107m	$120m	$128m
Suezmax	$44m	$52m	$69m	$71m	$79m
Aframax (Uncoated)	$35m	$41m	$57m	$59m	$65m
45 - 50 k dwt (Epoxy Coated)	$27m	$31m	$39m	$42m	$47m

Prices assume contracts at South Korean shipyards

Newbuilding prices have shown no sign of weakening in early 2007 as shipyards have long forward orderbooks. Heavy ordering has continued particularly in the dry bulk carrier sector, and new regulations regarding the coating of ballast tanks of newly contracted ships are also acting to support or even increase prices.

Secondhand Values

Secondhand values of double hulled tankers also increased throughout 2006. The ongoing strength of the freight market meant that promptly available tonnage was still valued at a premium, and newbuilding re-sales and recently delivered vessels were purchased at values substantially higher than the cost of ordering a new vessel for delivery towards the end of the decade or in 2010. In some cases 5-year old vessels were also priced at higher levels than newbuilding orders. A number of modern vessels were reported to have been sold to financial interests with charters back to their original owners, but the rising prices restricted the number of straight secondhand sales of modern tankers.

Indicative Estimates of Secondhand Prices (5 - Year Old Tankers) at Year End

	2002	2003	2004	2005	2006
VLCC	$54m	$72m	$109m	$112m	$118m
Suezmax	$40m	$47m	$74m	$75m	$81m
Aframax (Uncoated)	$30m	$37m	$57m	$60m	$65m
45 - 50 k dwt (Epoxy Coated)	$22m	$28m	$40m	$46m	$48m

EARNINGS

Tanker market spot freight rates remained at firm levels on average in 2006, although markets fluctuated substantially on a monthly and weekly basis. The overall strength of the freight market continued to demonstrate the tight balance of supply and demand that has developed as a result of strong tanker demand growth since 2003.

VLCC

Benchmark VLCC spot market earnings in 2006 were marginally higher than in 2005 on an annual average basis. Just 17 newbuildings were delivered into the fleet, the lowest number since 1998. Although no VLCCs were reported to have been sold for recycling and the fleet grew by 4%, strong growth in demand for VLCCs to transport cargoes from West Africa, the Middle East and South America to China helped to support the market.

The market followed a typical seasonal pattern in the first half of the 2006 with high freight rates in the first quarter and a weaker market in the second quarter. However freight rates in the 3rd quarter were higher than in recent years as OPEC raised production in response to sharply rising crude oil prices caused by political events and reduced Alaskan supply. As oil prices fell in the 4th quarter OPEC trimmed crude oil output and this led to a weaker freight market in the last few months of the year. In the first quarter of 2007, benchmark VLCC earnings averaged approximately $58,000/day.

Suezmax

Freight rates in the Suezmax spot market also remained at very firm levels in 2006, just slightly below 2005’s average. 25 vessels were recorded as having been delivered in 2006, a similar level of deliveries as had been witnessed in each of the previous 5 years. No Suezmaxes were sold for recycling in 2006 and the internationally trading crude oil fleet increased by some 7% across the year.

Suezmax freight rates followed a similar trend to the VLCCs in the first 3 quarters of the year but the market retained more strength in the last quarter. The Suezmax sector is generally less exposed to changes in OPEC production and the commencement of exports from the BTC pipeline in the middle of the year generated additional demand for Suezmaxes in the second half. The market has remained generally firm in the first quarter of 2007, with benchmark Suezmax earnings averaging approximately $48,000/day.

Aframax

The Aframax fleet increased by some 6% in 2006. Benchmark time charter equivalent spot market earnings were slightly lower on average in 2006 than in 2005, with falls in the North Sea market, the Mediterranean and East of Suez markets. Rates in the Caribbean market were, in contrast, marginally higher than in 2005.

Freight rates in the Aframax market followed a more typical seasonal pattern than in the VLCC and Suezmax markets with strong earnings in the 1st and 4th quarters during the Northern Hemisphere winter. However, freight rates in the third quarter were also unseasonably strong due to the high volumes of OPEC production. In the fourth quarter, which proved to be the strongest of the year, the Aframax market was resilient to the reductions in OPEC production with the exception of the market east of Suez. The market west of Suez was once again affected by delays in the Turkish Straits which tied up tonnage and a large increase in exports from the Baltic in December helped to create a sharp spike in the market. In the first quarter of 2007 benchmark Aframax average earnings have been roughly equal to those in the fourth quarter of 2006 at approximately $38,000/day.

Products Tankers

Spot market earnings in the products tanker markets were lower on average in 2006 than in 2005 when disruption to the U.S. Gulf refining system was severely disrupted by two hurricanes thereby creating a huge products import requirement.

There was substantial fleet growth with some 130 medium range (MR) tankers delivered while 30 MRs are believed to have been sold for recycling. This meant that at the end of the year the total fleet comprised around 1,300 vessels involved in mineral oil, chemicals and vegetable oil trades.

TEN LTD    |    ANNUAL REPORT AND ACCOUNTS 2006    |    44••45

At the start of 2006 freight rates were still being influenced by the effect of the hurricanes and particularly strong earnings were recorded. Thereafter rates were somewhat weaker on average but earnings in the market west of Suez remained strong in general while rates east of Suez were subject to greater fluctuations. During the first quarter of 2007 earnings for MR tankers have strengthened considerably particularly in the markets west of Suez. The strength of the market can be attributed to factors such as: increased imports into the U.S.; refinery outages in West Africa; and the effects of the new rules regarding the carriage of vegetable oils and chemicals that have led to increased scrapping and drawn some vessels away from the mineral oils market.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

2006

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

■ ERNST & YOUNG (HELLAS) Certified Auditors - Accountants S.A. 11th klm National Road Athens - Lamia GR-144 51 Metamorphosi, Greece	■ Telephone : + 30-210.28.86.000 Telefax : + 30-210.28.86.905

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited the accompanying Consolidated Balance Sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries (“the Company”) as of December 31, 2006 and 2005, and the related Consolidated Statements of Income, Stockholders’ Equity, and Cash Flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Athens, Greece
April 12, 2007

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2005 and DECEMBER 31, 2006

(Expressed in thousands of United States Dollars - except per share data)

	2005	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$145,769	$174,567
Restricted cash	271	4,347
Receivables-
Trade accounts receivable, net	17,620	15,425
Insurance claims	652	1,865
Due from related companies (Note 2)	1,736	—
Advances and other	2,750	5,480

	22,758	22,770
Short-term investments (Note 3)	10,240	—
Inventories	5,406	8,431
Prepaid insurance and other	2,363	3,020
Financial instruments-Fair value (Note 9)	4,927	9,358

Total current assets	191,734	222,493
INVESTMENTS (Note 3)	21,881	14,045
FIXED ASSETS (Notes 2b, 4 and 8):
Advances for vessels under construction	150,428	261,242
Vessels	882,210	1,649,928
Accumulated depreciation	(170,848)	(191,281)

Vessels’ net book value	711,362	1,458,647

Total fixed assets	861,790	1,719,889
DEFERRED CHARGES, net (Note 5)	13,769	13,448

Total assets	$1,089,174	$1,969,875

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$51,496	$23,117
Accounts payable-
Trade payables	13,489	20,211
Due to related companies (Note 2)	1,385	2,414
Other	542	2,044

	15,416	24,669
Accrued liabilities	10,139	18,218
Accrued bank interest	5,478	13,705
Unearned revenue	5,332	12,075
Deferred income, current portion (Note 7)	3,168	5,821
Financial instruments - Fair value (Note 9)	489	3,825

Total current liabilities	91,518	101,430
LONG-TERM DEBT, net of current portion (Note 6)	382,023	1,110,544
DEFERRED INCOME, net of current portion (Note 7)	8,447	2,626
MINORITY INTEREST (Note 12)	—	2
STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized; 19,177,195 and 19,039,871 issued and outstanding at December 31, 2005 and December 31, 2006, respectively	19,177	19,040
Additional paid-in capital	269,237	267,430
Accumulated other comprehensive income	3,067	4,718
Retained earnings	315,705	464,085

Total stockholders’ equity	607,186	755,273

Total liabilities and stockholders’ equity	$1,089,174	$1,969,875

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars - except share and per share data)

	2004	2005	2006
VOYAGE REVENUES	$318,278	$295,623	$427,654
EXPENSES:
Commissions	13,065	11,604	15,441
Voyage expenses	42,109	35,970	69,065
Charter hire expense	24,341	24,317	24,461
Vessel operating expenses	53,900	52,945	76,095
Depreciation	35,377	35,697	59,058
Amortization of deferred dry-docking costs	8,753	6,583	4,857
Provision for doubtful receivables	933	40	—
Management fees (Note 2)	5,328	5,460	7,103
General and administrative expenses	3,099	3,631	3,726
Management incentive award (Note 2)	2,500	2,500	3,500
Foreign currency losses/(gains)	185	(181)	279
Amortization of deferred gain on sale of vessels (Note 7)	(3,167)	(3,168)	(3,168)
Gain on sale of vessels (Note 8)	(13,608)	(34,540)	(38,009)

Total expenses	172,815	140,858	222,408

Operating income	145,463	154,765	205,246

OTHER INCOME (EXPENSES):
Gain on sale of non-operating vessels (Note 8)	7,757	10,765	—
Gain on sale of shares in subsidiary (Note 12)	—	—	25,323
Interest and finance costs, net (Note 9)	(10,135)	(11,247)	(42,486)
Interest income	761	7,360	7,164
Other, net	(556)	112	1,159
			—

Total other income (expenses), net	(2,173)	6,990	(8,840)

MINORITY INTEREST	—	—	(2)

Net income	$143,290	$161,755	$196,404

Earnings per share, basic (Note 11)	$7.53	$8.18	$10.30

Earnings per share, diluted (Note 11)	$7.51	$8.17	$10.30

Weighted average number of shares, basic	19,034,727	19,772,270	19,063,846

Weighted average number of shares, diluted	19,080,975	19,786,846	19,070,526

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars - except share and per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stock- Holders’ Equity
BALANCE, January 1, 2004		$17,152	$203,631	$(1,431)	$95,217	$314,569
Net income	143,290				143,290	143,290
- Issuance of common stock		2,875	78,143			81,018
- Expenses related to the issuance of common stock			(926)			(926)
- Exercise of stock options (Note 10)		149	1,603			1,752
- Cash dividends declared and paid ($1.20 per share)					(22,749)	(22,749)
- Fair value of financial instruments	1,706			1,706		1,706
- Reclassification of losses on undesignated cash flow hedges	861			861		861

Comprehensive income	$145,857

BALANCE, December 31, 2004		$20,176	$282,451	$1,136	$215,758	$519,521

Net income	161,755				161,755	161,755
- Exercise of stock options (Note 10)		18	203			221
- Repurchase and cancellation of common stock (1,016,790 shares)		(1,017)	(13,417)		(23,322)	(37,756)
- Cash dividends declared and paid ($1.95 per share)					(38,486)	(38,486)
- Fair value of financial instruments	4,265			4,265		4,265
- Reclassification of gains on undesignated cash flow hedges (Note 9)	(2,334)			(2,334)		(2,334)

Comprehensive income	$163,686

BALANCE, December 31, 2005		$19,177	$269,237	$3,067	$315,705	$607,186

Net income	196,404				196,404	196,404
- Exercise of stock options (Note 10)		6	65			71
- Repurchase and cancellation of common stock (143,200 shares)		(143)	(1,872)		(3,246)	(5,261)
- Cash dividends declared and paid ($2.35 per share)					(44,778)	(44,778)
- Fair value of financial instruments	3,666			3,666		3,666
- Fair value of investments (Note 3)	3,072			3,072		3,072
- Reclassification of gains on undesignated cash flow hedges (Note 9)	(5,087)			(5,087)		(5,087)

Comprehensive income	$198,055

BALANCE, December 31, 2006		$19,040	$267,430	$4,718	$464,085	$755,273

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars)

	2004	2005	2006
Cash Flows from Operating Activities:
Net income	$143,290	$161,755	$196,404
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	35,377	35,697	59,058
Amortization of deferred dry-docking costs	8,753	6,583	4,857
Amortization of loan fees	368	1,034	1,495
Amortization of deferred income	(4,005)	(4,842)	(3,168)
Change in fair value of interest rate swaps	(2,452)	(2,584)	556
Change in fair value of investments	—	(2,122)	(4,018)
Payments for dry-docking	(3,632)	(9,279)	(4,903)
Gain on sale of vessels	(21,365)	(45,305)	(38,009)
Gain on sale of shares in subsidiary	—	—	(25,323)
Minority Interest	—	—	2
Gain on sale of investments	—	—	(561)
(Increase)/Decrease in:
Receivables	(4,917)	7,731	(12)
Inventories	(678)	(1,347)	(3,025)
Prepaid insurance and other	(1,142)	(16)	(657)
Increase/(Decrease) in:
Accounts payable	(1,712)	(3,632)	9,253
Accrued liabilities	2,897	4,333	16,306
Unearned revenue	2,824	(1,103)	6,743

Net Cash provided by Operating Activities	153,606	146,903	214,998

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(95,923)	(70,705)	(152,767)
Vessel acquisitions and/or improvements	(70,377)	(175,429)	(813,243)
Investments	(10,000)	(19,999)	(4,992)
Proceeds from sale of investments	—	—	27,647
Proceeds from sale of shares in subsidiary	—	—	25,323
Proceeds from sale of vessels	83,637	157,164	88,706

Net Cash used in Investing Activities	(92,663)	(108,969)	(829,326)

Cash Flows from Financing Activities:
Proceeds from long-term debt	40,000	330,685	992,282
Financing costs	(1,020)	(2,603)	(2,972)
Payments of long-term debt	(127,456)	(262,330)	(292,140)
Proceeds from public offering, net of related issuance costs	80,092	—	—
Proceeds from exercise of stock options	1,752	221	71
(Increase)/decrease in restricted cash	(1,453)	1,182	(4,076)
Repurchase and cancellation of common stock	—	(37,756)	(5,261)
Cash dividend	(22,749)	(38,486)	(44,778)

Net Cash (used in)/provided by Financing Activities	(30,834)	(9,087)	643,126

Net increase in cash and cash equivalents	30,109	28,847	28,798
Cash and cash equivalents at beginning of year	86,813	116,922	145,769

Cash and cash equivalents at end of year	$116,922	$145,769	$174,567

Interest paid
Cash paid for interest, net of amounts capitalized	$12,517	$10,917	$33,964

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies

(a)	Basis of presentation and description of business: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Tsakos Energy Navigation Limited (the “Holding Company”), and its wholly-owned subsidiaries (collectively, the “Company”). Significant intercompany balances and transactions have been eliminated upon consolidation.

The Company owns and operates a fleet of crude and product oil carriers providing worldwide marine transportation services under long, medium or short-term charters.

(b)	Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

(c)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Holding Company and its wholly owned subsidiaries are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are separately reflected in the accompanying Consolidated Statements of Income.

(d)	Cash and Cash Equivalents: The Company classifies highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less as cash and cash equivalents. Minimum cash deposits required to be maintained with banks for loan compliance purposes and deposits with certain banks that may only be used for the purpose of loan repayments are classified as Restricted cash.

(e)	Trade Accounts Receivable, Net: Trade accounts receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of an allowance for doubtful accounts ($641 and $270 as of December 31, 2005 and 2006, respectively). Revenue earned but not yet billed amounted to $6,143 and $6,710 as of December 31, 2005 and 2006, respectively.

(f)	Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or market value. The cost is determined by the first-in, first-out method.

(g)	Investments: All investments with original maturities greater than three months and with maturities less than one year from the balance sheet date are considered short-term investments. Investments with maturities greater than one year from the balance sheet date are considered long-term investments. For investments for which the embedded derivative can be bifurcated from the host contract, changes in the fair value of the non-derivative instrument are reported in Accumulated other comprehensive income, while changes in the fair value of the derivative instrument are reported in Interest income. For investments for which the embedded derivative cannot be bifurcated, changes in the fair value of the entire investment are reported in Interest income.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(h)	Fixed Assets: Fixed assets consist primarily of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction of new buildings, including capitalized interest, and expenses incurred upon acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise they are charged to expense as incurred. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual scrap value. Economic useful lives are estimated at 25 years from the date of original delivery from the shipyard, adjusted as necessary for any regulations that may require earlier phase-out.

(i)	Impairment of Vessels: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. Impairment for a vessel is recognized when the estimate of future undiscounted cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition is less than its carrying amount. Measurement of the impairment is based on the excess of the carrying amount over the fair market value of the asset. No impairment loss was recorded in 2004, 2005 and 2006.

(j)	Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred charges and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Costs incurred during the dry-docking period relating to routine repairs and maintenance are expensed. The unamortized portion of special survey and dry-docking costs for vessels that are sold is included as part of the carrying amount of the vessel in determining the gain on sale of the vessel.

(k)	Loan Costs: Costs incurred for obtaining new loans or refinancing existing loans are capitalized and included in deferred charges and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made.

(l)

Accounting for Revenue and Expenses: Voyage revenues are generated from freight billings and time charter hire. Time charter revenue, including bare-boat hire, is recorded over the term of the charter as the service is provided. Revenues from voyage charters on the spot market or under contract of affreightment are recognized on a percentage of completion method using the discharge to discharge basis. Vessel voyage and operating expenses and charter hire expense are expensed when incurred. Unearned revenue represents cash received prior to the year end which relates to revenue applicable to periods after the year-end. The operating revenues and voyage expenses of vessels operating under a tanker pool are pooled and are allocated to the pool participants on a time charter equivalent basis, according to an agreed formula. Revenues from variable hire arrangements are recognized to the extent the amounts are fixed or determinable at the reporting date.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

Voyage revenues for 2004, 2005 and 2006, included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2004	2005	2006
A	19%	16%	13%
B	Under 10%	11%	Under 10%
C	Under 10%	11%	Under 10%

(m)	Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. Thus the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of crude and refined oil.

(n)	Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in current earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in current earnings.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific forecasted transactions or variability of cash flow.

The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, in accordance with FASB Statement 133.

(o)	Accounting for Leases: Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term.

(p)	Stock Based Compensation: The Company has a share based incentive plan and, until July 2006, a stock option plan that covers directors and officers of the Company and employees of the related companies discussed in Note 2 (See Note 10). The Company applies the fair-value-based method of accounting for share-based payments in accordance with FASB Statement 123(R), and used the Black-Scholes-Merton formula to estimate the grant date fair value of stock options granted to employees.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

The Company adopted FASB Statement 123(R) under the modified prospective transition method on January 1, 2006. Adoption of FASB Statement 123(R) did not have any impact on the Company’s earnings and financial position because the Company had previously adopted FASB Statement 123. The Company recognized compensation expense for the grants of shares of restricted stock awarded in 2006. The fair value of restricted stock at the grant date is equal to the closing stock price on that date and is amortized over the applicable vesting period using the straight-line method.

(q)	Recent Accounting Pronouncements: In June 2006, the FASB issued Interpretation 48, “Accounting for Uncertainty in Income Taxes”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement 109, “Accounting for Income Taxes”. It applies to all tax positions accounted for in accordance with Statement 109. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position expected to be taken in a tax return. It is effective for fiscal years beginning after December 15, 2006. The Company does not believe that the adoption of Interpretation No. 48 will have any impact on its earnings and financial position.

In September 2006, the FASB issued Statement 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements and, therefore, the Statement does not require any new fair value measurements. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of Statement 157 will have a material impact on its results of operations and financial position.

In September 2006, with the release of Staff Accounting Bulletin 108 (“SAB 108”) “Considering the effects of prior year misstatements when quantifying misstatements in current year financial statement” the SEC staff provided interpretative guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The adoption of this SEC release did not have an effect on the Company’s financial position or results of operations.

In February 2007, the FASB issued Statement 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of the Statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings. It also establishes presentation and disclosure requirements designed to facilitate comparisons between entities. This Statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of Statement 159 will have a material impact on its results of operations and financial position.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	2004	2005	2006
Tsakos Shipping and Trading S.A. (commissions)	4,087	3,706	5,399
Tsakos Energy Management Limited (management fees)	5,328	5,460	7,103
Argosy Insurance Company Limited	4,889	5,705	8,609
AirMania Travel S.A.	1,343	1,741	1,333

Total expenses with related parties	15,647	16,612	22,444

Balances due from and to related parties are as follows:

	December 31,
	2005	2006
Due from related parties
Tsakos Shipping and Trading S.A.	1,180	—
Argosy Insurance Company Limited	556	—

Total due from related parties	1,736	—

Due to related parties
Tsakos Shipping and Trading S.A.	1,305	2,062
Argosy Insurance Company Limited	—	252
AirMania Travel S.A.	80	100

Total due to related parties	1,385	2,414

(a)	Tsakos Energy Management Limited: The Company has a Management Agreement (“Management Agreement”) with Tsakos Energy Management Limited (the “Management Company”), a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee of $18 per owned vessel and $12.5 per chartered-in vessel from July 1, 2004 ($15 per vessel for all vessels in the first six months of 2004).

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Company’s Board of Directors. The incentive award program is based on the Company’s annual return on equity (“ROE”), and an award scale for 2006, ranging from ROE greater than 15% corresponding to an award amount of $1,250 ($1,000 in 2004 and 2005) up to ROE greater than 25% with an award amount of $3,500 ($2,500 in 2004 and 2005). For 2006, 2005 and 2004 the ROE was in excess of 25%. Therefore, the 2006 and 2005 incentive awards of $3,500 and $2,500 respectively were approved by the Board of Directors, and are expensed and recognized in accrued liabilities in the accompanying December 31, 2006 and 2005 Consolidated Balance Sheets. In 2007, the award amounts corresponding to the award scale have increased to $1,500 up to $4,500.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

The Company and Tsakos Energy Management Limited have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Company, is also the sole stockholder of Tsakos Energy Management Limited. Tsakos Energy Management Limited may unilaterally terminate its Management Agreement with the Company at any time upon one year’s notice. In addition, if even one director was elected to the Company’s Board of Directors without having been recommended by the existing board, Tsakos Energy Management Limited would have the right to terminate the Management Agreement on ten days notice. If Tsakos Energy Management Limited terminates the agreement for this reason, the Company would be obligated to pay Tsakos Energy Management Limited the present value of all payments that would have otherwise become due under the Management Agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management Limited multiplied by ten. This would result in a total payment of approximately $106,000 as of December 31, 2006. Under the terms of the Management Agreement between the Company and Tsakos Energy Management Limited, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

The management agreement has been amended effective January 1, 2007, to raise the monthly fee to $20 per owned vessel and $15 for vessels chartered-in or chartered out on a bare-boat basis, with a prorated adjustment if at each year end the Euro has appreciated by 10% or more against the Dollar since the beginning of the year. Estimated future management fees payable over the next ten years under this new management agreement described above, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at December 31, 2006, are:

Year	Amount
2007	10,490
2008	11,295
2009	11,905
2010	12,000
2011 to 2016	65,280

110,970

Management fees for vessels are included in the accompanying Consolidated Statements of Income. Also, under the terms of the Management Agreement, Tsakos Energy Management Limited provides supervisory services for the construction of new vessels for a monthly fee of $15 per vessel during the first six months of 2004 and $12.5 from July 1, 2004 ($18 relating to the construction of an LNG carrier). These fees amounted to $2,099, $1,962 and $2,033 during the years ended December 31, 2004, 2005 and 2006, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(b)	Tsakos Shipping and Trading S.A. (“Tsakos”): Tsakos Energy Management Limited has appointed Tsakos to provide technical management to the Company’s vessels. Tsakos, at the consent of the Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager. Certain directors of Tsakos and of Tsakos Energy Management Limited are family-related individuals. Certain directors of Tsakos are also shareholders of the Company.

Tsakos Energy Management Limited, at its own expense, pays technical management fees to Tsakos, and the Company bears and pays directly to Tsakos most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of Tsakos personnel sent overseas to supervise repairs and perform inspections on Company vessels.

Tsakos also provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions. Commissions due to Tsakos by the Company are included in Due to related companies.

During 2006, the Company acquired through Tsakos two vessels from the Tsakos Group, La Prudencia and Delphi, plus two contracts for the construction in progress of two product carriers to be delivered in 2007, for a total consideration of $219,000 of which $166,331 was paid to Tsakos and the remaining balance is payable to the construction yard.

(c)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk insurance through Argosy, a captive insurance company affiliated with Tsakos.

(d)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Investments

	2005	2006
Short - term
Structured note	10,240	—

Long - term
Structured notes	15,704	4,795
Convertible bond	6,177	9,250

	21,881	14,045

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.	Investments (continued)

At December 31, 2006, the Company had an investment in one Structured Note of $4,999 that was acquired in 2005 and matures in March 2008; and an investment of $5,000 in 8% interest bearing convertible bonds in a publicly quoted company listed on the Oslo Børs maturing in July 2013. The fair value of the investments held at December 31, 2005 and 2006 aggregated to $32,121 and $14,045, respectively. The Company recorded unrealized gains amounting to $0 and $3,072 at December 31, 2005 and 2006 respectively in Accumulated other comprehensive income. The Company recorded gains amounting to $2,122 and $658 at December 31, 2005 and 2006 respectively, reported as Interest income.

4.	Acquisitions

In addition to four scheduled deliveries of newly constructed vessels and the vessels acquired from the Tsakos Group (Note 2(b)), the Company acquired from a non-affiliated entity, six 2005 built 1A ice-class handymax product carriers and the construction contracts for three 1A ice-class aframax product carriers, delivered within 2006. The total cost of the acquisition from the non-affiliated entity amounted to $530,000 and was financed through the use of cash and a new credit facility described in Note 6.

5.	Deferred Charges

Deferred charges, consisted of dry-docking and special survey costs, net of accumulated amortization, amounted to $10,146 and $8,347 at December 31, 2005 and 2006, respectively, and loan fees, net of accumulated amortization, amounted to $3,623 and $5,101 at December 31, 2005 and 2006, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Income, while amortization of loan fees is included in Interest and finance costs, net.

6.	Long-Term Debt

Facility	2005	2006
(a) Credit Facilities	319,756	1,086,036
(b) Term Bank Loans	113,763	47,625

Total	433,519	1,133,661
Less – current portion	(51,496)	(23,117)

Long-term portion	382,023	1,110,544

(a)	Credit facilities

During 2006, three reducing revolving credit facilities, which had a combined balance of $119,296 at December 31, 2005, were voluntarily closed and the remaining balances repaid.

As at December 31, 2006, the Company had five open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. The aggregate available unused amount under these facilities and the term debt portion of the facilities described below in items 1 and 7, at December 31, 2006 is $385,642. The details are as follows:

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

6.	Long-Term Debt (continued)

1.	A secured loan facility amounting to $179,384 originated in November 2004 for the partial financing of four new vessels. Part of the facility is in the form of term debt at fixed interest, and the remaining part is a credit facility at variable interest. In 2006 an amount of $76,053 was drawn relating to the delivery of two vessels. At December 31, 2006, $73,647 was outstanding, of which $55,325 was from the credit facility at variable interest. The unused balance at December 31, 2006 is $103,331.

2.	A reducing revolving facility originated in 2005 for an amount of $250,000 to provide financing of the debt on seven existing vessels and partial financing for one newbuilding on future delivery. At December 31, 2005 and 2006, an amount of $125,010 and $162,281 respectively was outstanding on this facility. The unused balance at December 31, 2006 is $55,709.

3.	A reducing revolving facility originated in 2005 for an amount of $220,000 to provide financing of the debt on three existing vessels and partial financing of three newbuildings on future delivery. At December 31, 2005 and 2006, an amount of $75,450 and $142,388 respectively was outstanding on this facility. The unused balance at December 31, 2006 is $77,612.

4.	A reducing revolving facility originated in 2005 for an amount of $220,000 to provide financing of the debt on two existing vessels and financing for acquisitions in 2006. No amount had been drawn as at December 31, 2005. During 2006, $160,000 was drawn and $79,300 repaid, leaving a balance at December 31, 2006, of $80,700. The unused balance at December 31, 2006 is $60,000.

5.	A reducing revolving facility originated in April 2006 for an amount of $371,010 relating to the partial financing of the acquisition of six vessels and three construction contracts for three vessels that were delivered within 2006. An amount of $327,270 had been drawn on this facility by December 31, 2006 leaving an unused balance of $43,740 as at that date.

6.	A facility originated in April 2006 for an amount of $275,000 relating to the financing of the debt on six existing vessels. An amount of $234,750 had been drawn on this facility by December 31, 2006 leaving an unused balance of $40,250 at that date.

7.	A facility originated in October 2006 for an amount of $70,000 relating to the financing of the debt on two existing vessels. Part of this facility is in the form of a secured term loan and part in the form of a revolving credit facility. An amount of $65,000 had been drawn on this facility by December 31, 2006 leaving an unused balance of $5,000 at that date.

Of the above unused facilities, an amount of $263,094 is expected to be used to finance delivery installments due in 2007 and 2008 for seven of the vessels under construction.

Installment payments or scheduled reductions on these credit facilities on which amounts had been drawn as at December 31, 2006, together with balloon payments totaling $465,107 are due through April 2019. Interest is payable at a rate based on LIBOR plus a spread. At December 31, 2006, interest on these facilities ranged from 5.19% to 6.17%.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

6.	Long-Term Debt (continued)

(b)	Term bank loans

During 2006, a term loan with a balance of $21,937 as at December 31, 2005, was prepaid on the sale of the Aztec. A term loan relating to the vessel Parthenon with a balance of $22,450 and term loans relating to the vessels Maya and Inca with a balance of $45,000 outstanding as at December 31, 2005, were prepaid in 2006 and the debt refinanced as part of new facilities mentioned above.

Term loan balances outstanding at December 31, 2006 amounted to $47,625 and relate to the vessels Opal Queen and Arion. Those bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments due at maturity in May 2014 and October 2016 respectively. Interest rates on the outstanding loans as at December 31, 2006 are based on LIBOR plus a spread, which was 6.18% and 6.14% respectively. The bank loan relating to Opal Queen includes an option to convert the loan into Euro, Yen or Swiss Francs at the applicable spot rates of Exchange.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Year ended December 31, 2004	2.60%
Year ended December 31, 2005	4.35%
Year ended December 31, 2006	5.81%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on each of the respective vessels to which they relate, and to assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, a minimum hull value in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

The annual principal payments required to be made after December 31, 2006 are as follows:

Year	Amount
2007	23,117
2008	40,927
2009	66,099
2010	79,839
2011 and thereafter	923,679

1,133,661

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

7.	Deferred Income

	2005	2006
(a) Gain on Olympia sale-leaseback transaction	2,654	2,654
(b) Gain on Decathlon/Pentathlon sale-leaseback transactions	8,961	5,793

Total	11,615	8,447
Less - current portion	(3,168)	(5,821)

Long-term portion	8,447	2,626

(a)	Gain on Olympia Sale-leaseback transaction: A capital gain of $2,654 from the sale of the Olympia in 1999 as part of a sale-leaseback transaction was deferred in full. During 2006, the Company exercised its option to re-purchase the vessel with delivery to take place at the first convenient port following the year-end. Consequently, the vessel was re-delivered to the Company in January 2007 for a price of $31,115. The deferred capital gain will be netted against the purchase price. Lease payments relating to the time charter of the Olympia amounted to $7,687, $7,759, and $7,853 during the years ended December 31, 2004, 2005 and 2006, respectively, and are recorded in Charter hire expense.

(b)	Gain on Decathlon/Pentathlon Sale-leaseback transactions: In October and November 2003, respectively, the Company sold two suezmaxes and time-chartered the vessels (re-named Cape Baker and Cape Balboa respectively) back from the buyer for a minimum period of five years, with options to extend the charters for a further three years. In addition, at the end of the first five years, or until the end of the seventh year if the charter is extended, the Company has the option to buy the vessels at specified amounts. The charter back agreements are accounted for as operating leases and the gains on the sale of $8,340 and $7,497 respectively were deferred and are amortized in proportion to the gross rental charge to expense over the five year lease period. Lease payments relating to the time charters of the Cape Baker and Cape Balboa were $8,326 each in 2004, $8,255 and $8,304 respectively in 2005 and $8,304 each in 2006, and are recorded in Charter hire expense.

Company’s future minimum lease payments on these vessels are as follows:

Year	Cape Baker	Cape Balboa	Total
2007	8,304	8,304	16,608
2008	6,552	7,303	13,855

	14,856	15,607	30,463

8.	Vessel Sales

There were no sales on non-operating vessels in 2006. In May 2005, the Company sold on delivery a newly constructed vessel for net proceeds of $70,015, and recognized a gain on sale of $10,765 which is shown as Gain on sale of non-operating vessels under Other income. In 2004, a gain of $7,757 was recognized on the sale of a non-operating vessel.

During 2006, the Company sold three operating vessels for net proceeds of $88,706. The total gain from these three sales was $38,009, and is shown as Gain on sale of vessels. In 2005, the Company sold five operating vessels and recognized a gain on sale of $34,540. In 2004, two operating vessels were sold and gains of $13,608 were recognized.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

9.	Interest and Finance Costs, net

	2004	2005	2006
Interest expense	15,602	19,086	54,665
Less: Interest capitalized	(2,708)	(5,344)	(12,474)

Interest expense, net	12,894	13,742	42,191

Amortization of loan fees	368	1,034	1,495
Bank charges	163	1,360	1,352

Sub-total	13,425	16,136	45,038

Amortization of deferred gain on termination of swap agreement	(838)	(1,674)	—
Reclassification adjustments on undesignated cash flow hedges	861	(2,334)	(5,087)
Change in fair value of non-hedging financial instruments	(3,313)	(881)	2,535

Sub-total	(3,290)	(4,889)	(2,552)

Net total	10,135	11,247	42,486

As at December 31, 2006, the Company was committed to the following interest rate swap agreements for the purpose of managing risks associated with the variability of changing LIBOR related interest rates. In all cases the Company receives 6-month LIBOR, while payments are as described:

			As at December 31, 2006
	Notional amount	Maturity date	Company pays:	Company receives:
i.	20,000	May 2008	4.50%	5.40%
ii.	125,000	March 2014	4.26%	5.42%
iii.	92,750	October 2011	5.37%	5.37%
iv.	21,460	July 2008	4.50%	5.54%
v.	23,330	January 2015	4.41%	4.88%
vi.	21,650	September 2009	3.20%	5.42%
vii.	20,500	September 2009	2.75%	5.42%
viii.	20,313	November 2009	4.10%	5.37%
ix.	33,840	July 2008	3.93%	5.61%
x.	35,990	July 2008	4.00%	5.61%
xi.	76,725	September 2012	4.50%	5.37%
xii.	92,750	April 2016	4.65%	5.39%

	584,308

During 2006, five interest rate swaps (vii. to xi. above) were de-designated following prepayment of loans to which they related, which resulted in those swaps no longer meeting the criteria for hedge accounting. The fair values of such instruments at the date of their de-designation, marked-to-market through other comprehensive income until that date, were immediately reclassified to earnings and included in reclassification adjustments on undesignated cash flow hedges in the table above. A further interest rate swap (xii. above) was entered into during 2006 that did not meet hedge accounting criteria. As a result, at December 31, 2006, the Company held nine interest rate swaps (iv. to xii. above) that did not meet hedge accounting criteria. As such, the changes in their fair values during 2006, for the period that

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

9.	Interest and Finance Costs, net (continued)

they did not meet hedging criteria, have been included in change in fair value of non-hedging financial instruments, in the table above.

During 2006, the Company entered into one new interest rate swap agreement (iii. above) that is accounted for as a hedge of the Company’s variable interest rate payments on new bank loans drawn in 2006. As at December 31, 2005 and 2006 the Company respectively held seven and three (i. to iii. above) interest rate swap agreements in order to hedge its exposure to interest rate fluctuations associated with its debt. The fair value of such financial instruments as of December 31, 2005 and 2006 in aggregate amounted to $3,067 and $1,646, respectively and are reflected directly in Accumulated other comprehensive income in Stockholders’ Equity.

10.	Stockholders’ Equity

Repurchases of stock for the years ended December 31, 2005 and 2006 amounted to $37,756 and $5,261, respectively. The transactions were open market based through the Oslo Børs (until March 2005) or New York Stock Exchange. Repurchased shares are immediately considered as canceled in accordance with the Company’s bye-laws and Bermudan Company Law.

In September 2005, the Board of Directors of the Company adopted a shareholder rights plan that authorizes to existing shareholders substantial preferred share rights and additional common shares if any third party acquires 15% or more of the outstanding common shares or announces its intent to commence a tender offer for at least 15% of the common shares, in each case, in a transaction that the Board of Directors has not approved.

In 1998, the Company adopted a Stock Option Plan authorizing the issuance of up to 450,000 options to purchase common shares (the “1998 Plan”). All the options under the plan were granted to directors and officers of the Company and other persons who were judged capable of influencing the development of the Company’s business. In August 2001, all outstanding stock options were vested by action of the Board of Directors and all Company performance conditions to the exercise of such options were removed. In July 2006 the Plan ceased and any remaining unexercised options were deemed forfeited.

In 2004, the shareholders approved a share-based incentive plan providing for the granting of up to 500,000 of stock options or other share-based awards to directors and officers of the Company as well as to employees of the related companies (the “2004 Plan”). In June 2006, the Company granted a total of 10,000 restricted share units (RSUs) to the non-executive directors, to vest after one year. The fair market value of the RSUs at the date of the award was $36.87 per unit. Accordingly, an amount of $369 is being amortized to compensation expense over one year. Total compensation expense recognized for the year ended December 31, 2006 amounted to $216. Of the 10,000 RSUs awarded in 2006, none had been vested or forfeited as at December 31, 2006. As of December 31, 2006 the weighted average remaining contractual life of outstanding grants is 0.5 years.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

10.	Stockholders’ Equity (continued)

A summary of the Company’s stock option activity relating to the 1998 Plan is as follows:

	2004		2005		2006
	Number of Shares	Weighted- average exercise price	Number of Shares	Weighted- average exercise price	Number of Shares	Weighted- average exercise price
		U.S.$		U.S.$		U.S.$
Outstanding at beginning of year	181,000	11.80	31,087	12.00	12,638	12.00
Exercised	(148,913)	11.76	(18,449)	12.00	(4,876)	12.00
Forfeited	(1,000)	12.00	—	—	(7,762)	12.00

Outstanding and exercisable at end of year	31,087	12.00	12,638	12.00	—	—

Costs recognized for options issued under the 1998 Plan to the Directors of the Company and to employees of Tsakos and Tsakos Energy Management, using the fair value method, were nil for the years ended December 31, 2004, 2005 and 2006.

11.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all stock options and grants of restricted stock (see Note 10) using the treasury stock method.

	2004	2005	2006
Net income available to common stockholders	$143,290	$161,755	$196,404

Weighted average common shares outstanding	19,034,727	19,772,270	19,063,846
Dilutive effect of stock options	46,248	14,576	6,680
Weighted average common shares – diluted	19,080,975	19,786,846	19,070,526

Basic earnings per common share	$7.53	$8.18	$10.30
Diluted earnings per common share	$7.51	$8.17	$10.30

For the above years, there were no stock options considered anti-dilutive which would have resulted in their exclusion from the computation of diluted earnings per common share. The 10,000 shares of restricted common stock granted in 2006 were considered dilutive and are included in the computation.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

12.	Sale of Interest in Subsidiary

In August 2006, the Company signed an agreement with Polaris Oil Shipping Inc. (Polaris), an affiliate of Flota Petrolera Ecuatoriana (Flopec), by which Polaris acquired 49% of Mare Success S.A., a previously wholly-owned subsidiary of the Company, for proceeds net of commissions and other related costs of $25,323. Mare Success S.A. is the holding-company of two Panamanian registered companies which own respectively the vessels Maya and Inca. The agreement became effective on November 30, 2006, and for the year ended December 31, 2006, the Company has recognized a gain of $25,323. Mare Success S.A. is fully consolidated in the accompanying financial statements.

13.	Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses.

The Company believes that it and its subsidiaries are exempt from U.S. federal income tax at 4% on U.S. source shipping income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and the Company’s stock is primarily and regularly traded on an established securities market in the United States, as defined by the Internal Revenue Code of the United States. Under the regulations, a Company’s stock will be considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

14.	Commitments and Contingencies

As at December 31, 2006, the Company had under construction two 1A ice-class handysize product carriers, two 1B ice-class handysize product carriers, two panamaxes, six aframaxes, two 1A ice-class suezmaxes and one LNG carrier. The total contracted amount for the fifteen vessels under construction, plus the extra costs agreed as at December 31, 2006 was $890,827. Remaining scheduled payments as of December 31, 2006 are $460,556 in 2007, $94,240 in 2008 and $95,040 in 2009. In addition, in August 2006 a contract was signed with a shipyard to convert the single hull aframax Vergina II to a double hull vessel. Work commenced in late 2006 and is expected to be completed within April 2007. The total estimated cost of the contracted work is $9,400 of which $625 had been paid as at December 31, 2006.

In the ordinary course of the shipping business various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

15.	Financial Instruments

(a)	Interest rate risk: The Company’s interest rates and loan repayment terms are described in Notes 6 and 9.

(b)	Bunker price risk: On November 17, 2006, the Company entered into a swap arrangement whereby it pays to the counterparty a fixed price of $267 dollars per metric ton (MT) for a notional 1,000 MT of Fuel Oil for each of the months January, February and March 2007 and receives from the counterparty a floating price dependent on a monthly arithmetical average of daily market prices provided by Platts, a leading provider of energy information. As at December 31, 2006, the value of this contract was $36 net payable to the counterparty.

(c)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. Credit risk with respect to trade accounts receivable is mitigated due to the high quality of entities comprising the Company’s charterer base. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings.

(d)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of investments discussed in Note 3 equates to the amounts that would be received by the Company in the event of sale of those investments. The fair value of the interest rate swap agreements discussed in Note 9 and the bunker price swap described above equates to the amounts that would be paid by or received by the Company to cancel the swaps.

16.	Subsequent Events

(a)	On January 10, 2007, the Company took delivery of the 1A ice-class suezmax Arctic and drew down on a related credit facility for $35,500. On February 6, 2007, the Company took delivery of the LNG carrier, Neo Energy, and drew down $104,984 on a new credit facility arranged on January 31, 2007 for $120,000. On March 8, 2007, the Company took delivery of the 1A ice-class product carrier Andromeda and drew down on a related credit facility for $25,000. On March 29, 2007 the Company took delivery of the aframax Izumo Princess and drew down on a related credit facility for $33,926.

(b)	On January 15, 2007 the panamax tanker Bregen, was sold for $22,900 resulting in a gain of approximately $5,500. As a result of the sale, the available credit facility described in Note 6 (paragraph (a) item 3) has been reduced by $14.3 million. The reduction has been reflected in the aggregate available unused amount of the facilities as at December 31, 2006. Furthermore, the facility reduction resulted in a balance of $4,137 to be paid within 2007. The payment has been reflected in the Current portion of the long-term debt as at December 31, 2006.

(c)	On February 9, 2007, the aframax Propontis incurred damage to its hull which required the vessel to enter dry-dock for three months for restoration to its original condition. Estimated costs are $13,500 which, together with loss of hire, are expected to be recovered in full, net of deductibles, through insurance claims.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

16.	Subsequent Events (continued)

(d)	On March 8, 2007, the Board of Directors resolved that a dividend of $1.50 cents per share will be paid on April 26, 2007 to shareholders of record on April 16, 2007.

(e)	On March 28, 2007, the Company signed contracts with Sumitomo shipyard of Japan for the construction of two aframax tankers for delivery in December 2009 and February 2010 respectively at a price of $59,400 each. On April 2, 2007, $11,880 was paid by the Company as a deposit for the two new-buildings.

(f)	On March 12, 2007, the counter party exercised its option to call back the Structured Note referred to in Note 3, and returned the amount of the original investment resulting in a gain of $205. On March 27, 2007, the Company converted the entire 8% interest bearing convertible bond referred to in Note 3 into 456,050 common shares resulting in a gain of $3,553.

(g)	In March 2007, 290,000 restricted share units related to the 2004 Plan were granted to Company executive directors and officers as well as to employees of the related companies. The grants are scheduled to vest 50% on December 31, 2008 with the remaining 50% vesting on December 31, 2010.

    TEN’s FLEET As of March 31, 2007

VESSEL	DWT	BUILT	HULL	ICE CLASS	LOA	MAX BREADTH	YARD	CLASSIFICATION SOCIETY
CRUDE OIL
VLCC
1. MILLENNIUM	301,171	Sep-98	DH		331.00 m	58.00 m	Hyundai Heavy Industries	American Bureau of Shipping/Korean Register
2. LA MADRINA	299,700	Jan-94	DH		343.71 m	56.40 m	Odense Lindoe	Lloyd’s Register
3. LA PRUDENCIA	298,900	Jan-93	DH		343.71 m	56.40 m	Odense Lindoe	Lloyd’s Register
SUEZMAX
1. ARCTIC	163,216	Feb-07	DH	1A	274.00 m	50.00 m	Hyundai Heavy Industries	American Bureau of Shipping
2. ALASKA	163,250	Feb-06	DH	1A	274.00 m	50.00 m	Hyundai Heavy Industries	American Bureau of Shipping
3. ARCHANGEL	163,216	Jan-06	DH	1A	274.00 m	50.00 m	Hyundai Heavy Industries	American Bureau of Shipping
4. EURONIKE	164,565	Sep-05	DH	1C	274.00 m	50.00 m	Hyundai Heavy Industries	Lloyd’s Register
5. EUROCHAMPION 2004	164,608	Apr-05	DH	1C	274.00 m	50.00 m	Hyundai Heavy Industries	Lloyd’s Register
6. TRIATHLON	164,445	Dec-02	DH		274.00 m	50.00 m	Hyundai Samho	American Bureau of Shipping
7. CAPE BALBOA	164,236	Oct-02	DH		274.00 m	50.00 m	Hyundai Samho	American Bureau of Shipping
8. CAPE BAKER	164,274	Aug-02	DH		274.00 m	50.00 m	Hyundai Samho	American Bureau of Shipping
9. SILIA T	164,286	Jun-02	DH		274.00 m	50.00 m	Hyundai Samho	American Bureau of Shipping
AFRAMAX
1. IZUMO PRINCESS	104,865	Mar-07	DH		228.60 m	42.00 m	Sumimoto Heavy Industries	Lloyd’s Register
2. PARTHENON	107,081	Jul-03	DH		246.80 m	42.00 m	Imabari	American Bureau of Shipping
3. MARATHON	107,181	Jan-03	DH		246.80 m	42.00 m	Imabari	American Bureau of Shipping
4. OPAL QUEEN	107,222	Mar-01	DH		246.80 m	42.00 m	Imabari	Nipon Kaiji Kyokai
5. OLYMPIA	107,181	Mar-99	DH		246.80 m	42.00 m	Imabari	Bureau Veritas
6. MARIAT TSAKOS	107,181	Jul-98	DH		246.80 m	42.00 m	Imabari	Lloyd’s Register
7. ATHENS 2004	107,181	Mar-98	DH		246.80 m	42.00 m	Imabari	Bureau Veritas
8. VERGINA II	96,709	Apr-91	DH		247.20 m	41.60 m	Gdynia	American Bureau of Shipping
PRODUCTS / CLEAN
AFRAMAX LR
1. PROMITHEAS	117,055	Aug-06	DH	1A	250.00 m	44.00 m	Hyundai Heavy Industries	Bureau Veritas
2. PROPONTIS	117,055	Oct-06	DH	1A	250.00 m	44.00 m	Hyundai Heavy Industries	Bureau Veritas
3. PROTEAS	117,055	May-06	DH	1A	250.00 m	44.00 m	Hyundai Heavy Industries	Bureau Veritas
PANAMAX
1. ANDES	68,439	Sep-03	DH		228.50 m	32.20 m	Imabari	Lloyd’s Register
2. INCA	68,439	Apr-03	DH		228.50 m	32.20 m	Imabari	Lloyd’s Register
3. MAYA	68,439	Jan-03	DH		228.50 m	32.20 m	Imabari	Lloyd’s Register
4. VICTORY III	68,160	Nov-90	DH	1C	242.80 m	32.20 m	Zaliv	Det Norske Veritas
5. HESNES	68,157	Apr-90	DH	1C	242.80 m	32.20 m	Zaliv	Bureau Veritas
HANDYMAX MR
1. ARIADNE	53,021	Nov-05	DH	1A	186.41 m	32.25 m	Hyundai Mipo Dockyard	Lloyd’s Register
2. ARTEMIS	53,039	Aug-05	DH	1A	186.41 m	32.25 m	Hyundai Mipo Dockyard	Lloyd’s Register
3. AFRODITE	53,082	Aug-05	DH	1A	186.41 m	32.25 m	Hyundai Mipo Dockyard	Lloyd’s Register
4. APOLLON	53,149	May-05	DH	1A	186.41 m	32.25 m	Hyundai Mipo Dockyard	Lloyd’s Register
5. ARIS	53,107	Apr-05	DH	1A	186.41 m	32.25 m	Hyundai Mipo Dockyard	Lloyd’s Register
6. AJAX	53,095	Mar-05	DH	1A	186.41 m	32.25 m	Hyundai Mipo Dockyard	Lloyd’s Register
HANDYSIZE MR
1. ARION	37,066	Oct-06	DH	1A	183.00 m	27.34 m	Hyundai Mipo Dockyard	Det Norske Veritas
2. ANTARES	37,061	Jun-06	DH	1A	183.00 m	27.34 m	Hyundai Mipo Dockyard	Det Norske Veritas
3. ANDROMEDA	37,066	Mar-06	DH	1A	183.00 m	27.34 m	Hyundai Mipo Dockyard	Det Norske Veritas
4. DIDIMON	37,432	Jan-05	DH		176.00 m	31.00 m	Hyundai Mipo Dockyard	Lloyd’s Register
5. DELPHI	37,432	Sep-04	DH		176.00 m	31.00 m	Hyundai Mipo Dockyard	Lloyd’s Register
LNG
1. NEO ENERGY	85,602	Feb-07	DH		288.00 m	44.20 m	Hyundai Heavy Industries	Lloyd’s Register

DH : Double Hull

TEN LTD    |    ANNUAL REPORT AND ACCOUNTS 2006    |    46••47

    TEN’s FLEET UNDER CONSTRUCTION As of March 31, 2007

VESSEL	DWT	BUILT	HULL	ICE CLASS	LOA	MAX BREADTH	YARD	CLASSIFICATION SOCIETY
CRUDE OIL
SUEZMAX
1. ANTARCTIC	162,400	Apr-07	DH	1A	274.00 m	50.00 m	Hyundai Heavy Industries	American Bureau of Shipping
AFRAMAX
1. SAKURA PRINCESS	105,000	Jun-07	DH		228.60 m	42.00 m	Sumimoto Heavy Industries	Lloyd’s Register
2. Hull S-1342	105,000	Nov-08	DH		228.60 m	42.00 m	Sumimoto Heavy Industries	Lloyd’s Register
3. Hull S-1344	105,000	Nov-08	DH		228.60 m	42.00 m	Sumimoto Heavy Industries	Lloyd’s Register
4. Hull S-1349	105,000	3Q-2009	DH		228.60 m	42.00 m	Sumimoto Heavy Industries	Lloyd’s Register
5. Hull S-1350	105,000	4Q-2009	DH		228.60 m	42.00 m	Sumimoto Heavy Industries	Lloyd’s Register
6. Hull S-1356	105,000	4Q-2009	DH		228.60 m	42.00 m	Sumimoto Heavy Industries	Lloyd’s Register
7. Hull S-1360	105,000	1Q-2010	DH		228.60 m	42.00 m	Sumimoto Heavy Industries	Lloyd’s Register
PRODUCTS / CLEAN
PANAMAX LR
1. Hull S-3003	73,800	Nov-07	DH		228.00 m	32.20 m	Sungdong Ship building	American Bureau of Shipping
2. Hull S-3004	73,800	Dec-07	DH		228.00 m	32.20 m	Sungdong Ship building	American Bureau of Shipping
HANDYSIZE MR
1. AEGEAS	36,660	Apr-07	DH	1A	183.00 m	27.34 m	Hyundai Mipo Dockyard	Det Norske Veritas
2. BYZANTION	37,340	May-07	DH	1B	183.00 m	27.34 m	Hyundai Mipo Dockyard	Det Norske Veritas
2. BOSPOROS	37,340	Sep-07	DH	1B	183.00 m	27.34 m	Hyundai Mipo Dockyard	Det Norske Veritas

TEN LTD    |    ANNUAL REPORT AND ACCOUNTS 2006    |    •48

    Shareholder Information

    TEN Ltd shares trade on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol:

NYSE – TNP

BERMUDA – TEN

There were 19,039,871 shares outstanding as of December 31, 2006.

Transfer Agent & Registrar for the shares	Independent Auditors	Legal Counsel New York	Legal Counsel London
The Bank of New York	Ernst & Young	Morgan, Lewis & Bockius, LLP	Holman Fenwick & Willan
111 Eighth Avenue, 11th Floor	11th Km National Rd Athens-Lamia	101Park Avenue	Marlow House,
New York, NY 10011	114 51 Metamorphosi	New York, NY 10178	Lloyds Avenue
U.S.A	Greece	U.S.A	London, E3N 3AL
United Kingdom

    Share price Information - 2006

The following table sets forth on a per share basis the high, low and average sales prices and the average daily trading volume per quarter for consolidated trading in the Company’s common shares on the New York Stock Exchange for each quarter during the 12 months ended December 31, 2006.

Quarter Ended	High	Low	Av	Av Daily Volume during quarter	Dividends Declared (Per Share)
March 31	$40.33	$35.31	$37.36	118,360 shares	$ 1.10 paid on April 27th, 2006 (2nd dividend for fiscal 2005)
June 30	$41.68	$34.02	$37.80	98,440 shares
September 30	$49.66	$40.96	$44.67	138,941 shares	$ 1.25 paid on October 26th, 2006 (1st dividend for fiscal 2006)
December 31	$46.27	$42.55	$44.68	106,317 shares

Stock information may be accessed through:

Bloomberg under:	“TNP US”
“TEN BH”

Reuters under:	“TNP.N”

    A copy of the Company’s Annual Report, can be obtained by either writing or calling any of the following:

• George V. Saroglou, COO-Chief Operating Officer

• Paul Durham, CFO-Chief Financial Officer

• Harrys Kosmatos, Senior Manager-Corporate Development

With Cathy Kinney, Chief Operating Officer of NYSE at TEN’s 5th Anniversary Event on March 22, 2007.

Tsakos Energy Navigation Limited
Megaron Makedonia
367, Syngrou Ave., 175 64 Athens, Greece
Tel: + 30 (210) 940 7710
Fax: + 30 (210) 940 7716
E-mail: ten@tenn.gr
Website: www.tenn.gr	@ Visit our website at: http://www.tenn.gr Download a copy of our 2006 Annual Report and Accounts in PDF format

TNP
LISTED
NYSE

TEN - Tsakos Energy Navigation Ltd

2006 Annual Report and Accounts

TEN LTD
Tsakos Energy Navigation Ltd
Megaron Makedonia • 367, Syngrou Ave., • 175 64 Athens, Greece
Tel: + (30) 210 94 07 710 • Fax: + (30) 210 94 07 716
www.tenn.gr • e-mail: ten@tenn.gr

Fleet Technical Manager

Seamanship is Art
Thoucydides, 420 BC

2006 Annual Report

TEN LTD
Tsakos Energy Navigation Ltd

TNP
LISTED
NYSE

Ringing of the Closing Bell on March 22, 2007 5 Years at NYSE

DWT GROWTH
(including vessels on order)
March 2007
53 vessels
5.7m dwt
March 2002
26 vessels
2.3m dwt
4 vessels
0.2m dwt
TNP LISTED NYSE
6.0
5.0
4.0
3.0
2.0
1.0
0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Average Deadweight Age (March 31, 2007):	5.4 years
Total Deadweight Tonnes 53 vessels:	5,659,759 dwt

- Modern Diversified Fleet
- 100% Double Hull
- One of the Largest Ice-Class Fleets in the World
- Suitable for Transportation of Crude Oil and Refined Petroleum Products

PRODUCTS/CLEAN
AFRAMAX LR2
PANAMAX
HANDYMAX MR2
HANDYSIZE MR1
LNG
CRUDE OIL
VLCC
SUEZMAX
AFRAMAX
CONVENTIONAL

For more information visit our website: www.tenn.gr

FRONT COVER:
Artistic illustration of aframax tanker Triathlon, aframax product carrier Proteas, LNG carrier Neo Energy and VLCC Millennium

TEN LTD
TSAKOS ENERGY NAVIGATION LTD
TNP LISTED NYSE
MARCH 22 THURSDAY

TEN jumps to ice class No 1 with $530m fleet deal
HMM fixes two Tsakos newbuilds
TEN posts record and looks for more
Tsakos income nine-month su
By Nigel Lowry in Athens
TSAKOS ENERGY NAVIGATION
Strategic cooperation with Neste Oil
Shipping Finance
TEN: Among the faster growing companies in Europe
Higher rates help TEN hit record
TEN 2006: Revenues 45% higher than 2005